  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1997

                                                REGISTRATION NO. 333-34993

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                            AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                               SCANSOURCE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     SOUTH CAROLINA                5045                    57-0965380
     (STATE OR OTHER        (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF            INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)               NUMBER)


                            6 LOGUE COURT, SUITE G
                       GREENVILLE, SOUTH CAROLINA 29615
                                (864) 288-2432
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JEFFERY A. BRYSON
                            CHIEF FINANCIAL OFFICER
                            6 LOGUE COURT, SUITE G
                       GREENVILLE, SOUTH CAROLINA 29615
                                (864) 288-2432
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

           G. MARCUS KNIGHT                       J. VAUGHAN CURTIS
  NEXSEN PRUET JACOBS & POLLARD, LLP              ALSTON & BIRD LLP
         FIRST UNION BUILDING                    ONE ATLANTIC CENTER
     1441 MAIN STREET, SUITE 1500            1201 WEST PEACHTREE STREET
    COLUMBIA, SOUTH CAROLINA 29201             ATLANTA, GA 30309-3424
         PHONE: (803) 253-8245                  PHONE: (404) 881-7000
       FACSIMILE: (803) 253-8277              FACSIMILE: (404) 881-7777

                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_] _____________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering: [_] ____________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 1997

                           [LOGO OF SCANSOURCE (R)]

                                1,400,000 SHARES

                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby are being offered by ScanSource, Inc. (the "Company"). The Common Stock is quoted on The Nasdaq National Market under the symbol "SCSC." On September 11, 1997, the closing sale price of the Common Stock as reported on The Nasdaq National Market was $17.25 per share. See "Price Range of Common Stock."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND  EXCHANGE  COMMISSION  OR  ANY STATE SECURITIES COMMISSION NOR HAS
    THE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE  CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC    DISCOUNT(1)  COMPANY(2)
-------------------------------------------------------------------------------
Per Share.............................       $            $           $
-------------------------------------------------------------------------------
Total(3).................................. $            $           $
===============================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting estimated expenses of $550,000 payable by the Company.
(3) The Company and certain selling shareholders (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling
    Shareholders will be $          , $          , $          , and
    $          , respectively. See "Principal and Selling Shareholders" and
    "Underwriting."

                                  -----------

  The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as, and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the
Common Stock will be made on or about         , 1997.

THE ROBINSON-HUMPHREY COMPANY, INC.                      WILLIAM BLAIR & COMPANY

       , 1997

                      [INSIDE FRONT COVER GRAPHICS]

ScanSource logo with supporting text: "A leader in value-added wholesale distribution of specialty technology products exclusively to resellers."

Right Hand side of page, vendor logos for: IBM, Metrologic, Zebra, Symbol, Datamax, Cherry, Cognitive Solutions, Epson, MMF, PSC, Monarch, MicroTouch, Intermec, Lucent Technologies, Eltron, Ithaca, Percon, StrandWare, Spectra-Physics. Caption: "Leading Vendors."

Left margin with supporting text: "Serving Multiple Commercial and Industrial Applications"

 PICTURE(S)     CAPTION                       DESCRIPTION OF PICTURE
 ----------     -------                       ----------------------
      1     Inventory         Person at a lumberyard
             management
      2     Grocery Point-    Retail store cashier
             of-Sale
      3     Product           Person scanning a product
             identification
      4     Retail Point-     Store cashier standing at countertop
             of-Sale
      5     Production        Laboratory scene
             control
      6     Retail Auto-ID    Person with handheld computer at a retail display rack



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Unless otherwise indicated, (i) all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and (ii) all references to the Company's fiscal years refer to the fiscal years ending on June 30 of each calendar year.

                                  THE COMPANY

  The Company is a leading value-added wholesale distributor of specialty technology products exclusively to resellers. The Company primarily distributes automatic-identification ("Auto-ID") and point-of-sale ("POS") products which interface with computer systems used to automate the collection, processing, and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling, and warehouse management. The Company currently markets approximately 8,200 products from over 40 hardware and software vendors from its central warehouse in Memphis, Tennessee to approximately 6,700 reseller customers in the U.S. and Canada. From fiscal 1994 to fiscal 1997, the Company's net sales increased at an 80.1% compound annual rate to $93.9 million, while operating income increased at a 91.9% compound annual rate to $4.6 million.

  The Company's vendors include most of the leading Auto-ID and POS manufacturers, including Cherry Electrical, Cognitive Solutions, Datamax, Eltron, Epson America, IBM, Intermec, Ithaca Peripherals, Metrologic, Micro-Touch Systems, MMF Cash Drawer, Monarch Marking Systems, Percon, PSC, Spectra-Physics, StrandWare, Symbol Technologies, and Zebra Technologies. In addition to distributing Auto-ID and POS products, the Company entered into an agreement with Lucent Technologies, Inc. in February 1997 for the distribution of telephony products, including PBXs, key systems, telephone handsets, cabling, and voice mail.

  The Company's objective is to be a comprehensive source of specialty technology products and value-added services for resellers. The Company's business model features a sophisticated information system, streamlined management, and centralized distribution enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. In addition, the Company offers significant value-added services such as pre- and post-sale technical support, bundling of separate product assortments into solution kits, applications programming, systems integration, and project management services. The Company believes that its value-added services and targeted marketing programs provide it with significant competitive advantages and distinguish it from conventional wholesale distributors engaged primarily in order fulfillment.

  The markets for Auto-ID and POS products accounted for revenues in excess of $5 billion in 1996. The Auto-ID market experienced annual growth in excess of 15% from 1991 to 1996 and is expected to continue growing at an annual rate of approximately 14% through 2000. Other specialty technology products such as telephony may comprise even larger markets. In addition, the growth of the wholesale distribution channel has been aided by the evolution of specialty technology products. As these products move from proprietary to open-architecture systems, the end-user base becomes more fragmented. In order to service this fragmented market, both manufacturers and resellers increasingly rely on wholesale distributors to provide such functions as order fulfillment, delivery, inventory management, financing, technical support, and marketing.

  The Company's strategy is to capitalize on the continuing shift of specialty technology products toward wholesale distribution as well as the continuing expansion of certain specialty technology markets. Key elements of the Company's growth strategy include: (i) promoting the entry of additional resellers into its core markets; (ii) expanding vendor relationships; (iii) enhancing value-added service capabilities; (iv) entering additional specialty technology markets; and (v) pursuing selective acquisitions.

  The Company's principal executive offices are located at 6 Logue Court, Suite G, Greenville, South Carolina 29615. The Company's telephone number is (864) 288-2432.

                              RECENT DEVELOPMENTS

  On September 12, 1997, the Company completed the purchase of substantially all of the assets of ProCom Supply Corporation ("ProCom"), a wholesale distributor of telephony products headquartered in San Diego, California (the "ProCom Acquisition"). The consideration paid in the ProCom Acquisition was approximately $1.8 million in cash, which the Company funded through borrowings under the Company's line of credit. ProCom's net sales were $6.6 million in its fiscal year ended December 31, 1996 and $3.7 million in the seven months ended July 31, 1997. ProCom markets telephony products from Vodavi, Callware, Comdial and Panasonic. See "Risk Factors--Risks of Potential Acquisitions."

                                  THE OFFERING

Common Stock Offered by the Company........ 1,400,000 shares
Common Stock to be Outstanding after the
 Offering.................................. 4,650,183 shares(1)
Use of Proceeds............................ To repay bank indebtedness and for general corporate
                                            purposes, including working
                                            capital and possible acquisitions.
Nasdaq National Market Symbol.............. SCSC

--------

(1) Based on the number of shares outstanding at September 11, 1997. Excludes
    (i) 465,583 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.69 per share; (ii) 84,000 shares of Common Stock issuable upon exercise of outstanding unit purchase options at a weighted average exercise price of $5.75 per share; and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants and Unit Purchase Options."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             FISCAL YEAR ENDED JUNE 30,
                                       ----------------------------------------
                                       1993(1)   1994    1995    1996    1997
                                       -------  ------- ------- ------- -------
STATEMENTS OF OPERATIONS DATA:
Net sales............................  $2,383   $16,089 $34,235 $55,670 $93,922
Gross profit.........................     342     2,413   4,791   7,814  12,561
Operating income (loss)..............    (243)      645   1,580   2,776   4,560
Gain from contract termination, net..      --        --   1,000     200      --
Net income (loss)(2).................    (243)      352   1,511   1,858   2,540
Fully diluted net income (loss) per
 share(2)............................  $(0.31)  $  0.23 $  0.50 $  0.53 $  0.73
Fully diluted weighted average shares
 outstanding.........................     773     1,663   3,271   3,560   3,465

                                                            AS OF JUNE 30, 1997
                                                            -------------------
                                                                         AS
                                                            ACTUAL  ADJUSTED(3)
                                                            ------- -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital............................................ $20,181   $36,941
Total assets...............................................  38,288    55,048
Total bank debt............................................   5,391        --
Shareholders' equity.......................................  18,325    40,476

--------
(1) Fiscal 1993 consisted of approximately seven months from the Company's inception in December 1992.
(2) Excluding the net effect of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc., and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1,738,000 and $0.32 and $0.50, respectively. See "Certain Transactions."

(3) Adjusted to reflect the sale of 1,400,000 shares of Common Stock by the Company at an assumed public offering price of $17.25 per share and the application of the estimated net proceeds therefrom. Does not reflect the completion of the ProCom Acquisition. See "Use of Proceeds" and "Capitalization."


  This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company, including statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Prospective investors are cautioned that such statements, which may be identified by words including "anticipates," "believes," "intends," "estimates," "expects," and similar expressions, are only predictions or estimations and are subject to known and unknown risks and uncertainties. In evaluating such statements, prospective investors should consider the various factors identified in this Prospectus, including matters set forth in "Risk Factors," which could cause actual events, performance or results to differ materially from those indicated by such statements.

                                 RISK FACTORS

  In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

DEPENDENCE ON VENDORS AND PRODUCT SUPPLY

  The Company's future success is highly dependent on its relationships with vendors. Sales of products from the Company's ten largest vendors accounted for 75.4% and 73.2% of net sales for fiscal 1997 and fiscal 1996, respectively. Sales of products from the Company's two largest vendors, Symbol Technologies and IBM Corporation, accounted for 17.2% and 14.1%, respectively, of net sales for fiscal 1997, and 20.3% and 9.4%, respectively, of net sales for fiscal 1996. From time to time, the Company experiences shortages in availability of some products from vendors. The Company's business is largely dependent upon the terms provided by its vendors. The Company's vendor agreements generally contain provisions for periodic renewals and for termination by the vendor without cause and typically upon short notice. Some of the Company's vendor agreements require minimum purchase amounts or the maintenance of a representative assortment of the vendor's full line of products. Such contract provisions could increase the Company's working capital requirements. Although the Company believes its vendor relationships are good, there can be no assurance that the Company's vendor relationships will continue as currently in effect. The loss or deterioration of the Company's relationship with a major vendor, the authorization by vendors of additional wholesale distributors, or the failure by the Company to establish good relationships with major new vendors could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business-- Products and Vendors."

  As is typical in its industry, the Company receives volume discounts and certain credits for market development from most of its vendors. These volume discounts directly affect the Company's gross profits. In addition, credits for market development are typically used to offset a portion of the Company's sales and marketing expenses. The Company is also dependent, in part, upon vendor financing for working capital requirements. No assurance can be given that vendor financing will continue to be available to the Company on satisfactory terms and conditions, if at all. Any change in the availability of these discounts or credits or the failure of the Company to obtain vendor financing on satisfactory terms and conditions could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business-- Products and Vendors."

COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on factors such as price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. The Company's competitors include regional and national wholesale distributors, as well as hardware manufacturers (including most of the Company's vendors) that sell directly to resellers and to end-users. In addition, the Company competes with master resellers which sell to franchisees, third-party dealers, and end-users. Certain of the Company's current and potential competitors have significantly greater financial, technical, marketing, and other resources than the Company and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Additional competition could result in price reductions, reduced margins, and loss of market share by the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that future competitive pressures will not materially and adversely affect its business, financial condition, and results of operations. See "Business--Competition."

MANAGING GROWTH; RISK OF ENTERING NEW MARKETS

  The rapid growth of the Company's business has required it to make significant additions in personnel and has increased its working capital requirements. Such growth has resulted in new and increased responsibilities for management and has placed significant strain upon the Company's management, operating, financial, and technical resources. There can be no assurance that this strain will not have a material adverse effect on the Company's business, financial condition, and results of operations, nor can there be any assurance that the Company will be able to attract or retain competent personnel and improve its operational systems sufficiently to support the expansion of its operations. The Company's business requires significant levels of working capital to finance accounts receivable and product inventory that is not financed by its vendors. The Company may in the future require additional equity or debt financing to support its increased working capital needs in connection with any expansion of its business. Such financing may not be available on terms that are favorable to the Company, if at all. Also crucial to the Company's success will be its ability to achieve additional economies of scale in order to sustain its operating margins. There can be no assurance that the Company will be able to obtain adequate working capital or achieve such economies of scale, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

  The Company's growth strategy also anticipates the entry into new product markets in which the Company has had little or no prior experience, such as its recent entry into the telephony market. The Company's distribution agreement with Lucent Technologies restricts its rights to sell certain telephony products manufactured by Lucent's competitors, which could impair the Company's competitive position in this market. Expansion of the Company's existing product markets or entry into new product markets could divert the use of the Company's resources and systems, require additional resources that might not be available, result in new or more intense competition, require longer implementation times or greater start-up expenditures than anticipated, or otherwise fail to achieve the desired results in a timely fashion, if at all. There can be no assurance, therefore, that the Company will be able to expand its existing markets or compete successfully in any new product markets. The Company's ability to manage successfully its growth will require continued enhancement of its operational, management, and financial resources and controls. The Company's failure to manage effectively its growth could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Growth Strategy."

RISKS OF POTENTIAL ACQUISITIONS

  The Company's growth strategy includes expanding its business through strategic acquisitions and investments in complementary businesses. In this regard, the Company recently completed the ProCom Acquisition. The Company has not had significant acquisition or investment experience, and there can be no assurance that the Company will be able to successfully identify additional suitable acquisition or investment candidates, complete acquisitions, or integrate acquired businesses into its operations. Acquisitions and investments involve numerous risks, including difficulties in the assimilation of the operations, services, products, vendor agreements, and personnel of the acquired company, the diversion of management's attention and other resources from other business concerns, entry into markets in which the Company has little or no prior experience, and the potential loss of key employees, customers, or contracts of the acquired company. Acquisitions and investments could also conflict with restrictions in the Company's distribution agreements with existing vendors, such as Lucent Technologies. The Company is unable to predict whether or when any prospective acquisition or investment candidate will become available or the likelihood that any acquisition or investment will be completed or successfully integrated. The Company's failure to successfully manage any potential acquisitions or investments in complementary businesses could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Growth Strategy."

QUARTERLY FLUCTUATIONS IN NET SALES AND OPERATING RESULTS

  Net sales and operating results may fluctuate quarterly as a result of demand for the Company's products and services, the introduction of new hardware and software technologies, the introduction of new services by the Company and its competitors, changes in manufacturers' prices or price protection policies, changes in freight rates, disruption of warehousing or shipping channels, changes in the level of operating expenses, the timing of major marketing or other service projects, product supply shortages, inventory adjustments, changes in product mix, entry into new product markets, the timing of acquisitions or investments, difficulty in maintaining margins, and general competitive and economic conditions. In addition, a substantial portion of the Company's net sales in each quarter results from orders booked in such quarter. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. It is possible that in certain future periods, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

RISKS ASSOCIATED WITH INVENTORY MANAGEMENT

  The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be adversely affected by price reductions by manufacturers or by technological changes affecting the usefulness or desirability of its products inventory. It is the policy of most manufacturers of specialty technology products to protect distributors such as the Company from the loss in value of inventory due to technological change or reductions in the manufacturers' prices. Under the terms of most of the Company's agreements, vendors will generally credit the Company for inventory losses resulting from the vendor's price reductions if the Company complies with certain conditions. In addition, generally under such agreements, the Company has the right to return for credit or exchange for other products a portion of its slow moving or obsolete inventory items within designated periods of time. There can be no assurance that, in every instance, the Company will be able to comply with all necessary conditions or manage successfully such price protection or stock rotation opportunities, if available. Also, a manufacturer which elects to terminate a distribution agreement generally will repurchase its products carried in inventory. These industry practices are sometimes not included in written agreements and do not protect the Company in all cases from declines in inventory value, excess inventory, or product obsolescence. There can be no assurance that manufacturers will continue such practices or that the Company will be able to manage successfully its existing and future inventories. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technology could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Vendors."

DEPENDENCE ON SENIOR MANAGEMENT

  The success of the Company is largely dependent on the skills, experience and efforts of its senior management, particularly Steven H. Owings, Chairman and Chief Executive Officer, Michael L. Baur, President, and Jeffery A. Bryson, Chief Financial Officer. The Company has entered into employment agreements with each of Messrs. Owings, Baur, and Bryson, which expire on June 30, 1999. The Company also has obtained "key person" insurance policies on the lives of Mr. Owings and Mr. Baur, each in the amount of $1.0 million. The loss of services of any of these named individuals could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management."

DEPENDENCE ON CENTRALIZED FUNCTIONS

  The Company currently distributes products from a single warehouse located in Memphis, Tennessee and manages its operations through a single information system based in Greenville, South Carolina. Repair, replacement, or relocation of such centralized functions could be costly or untimely. Although the Company has business interruption insurance, an uninsurable loss from electrical or telephone failure, fire or other casualty, or other disruption could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's use of a single warehouse also makes the Company more vulnerable to dramatic changes in freight rates than a competitor with multiple, geographically dispersed warehouse sites. Losses in excess of insurance coverage, an uninsurable loss, or changes in freight rates could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Operations."

DEPENDENCE ON THIRD-PARTY SHIPPERS

  The Company presently ships virtually all products from Memphis, Tennessee by Federal Express ("FedEx") or United Parcel Service ("UPS"). Changes in shipping terms, or the inability of these third-party shippers to perform effectively (whether as a result of mechanical failure, casualty loss, labor stoppage, other disruption, or any other reason), could have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that the Company can maintain favorable shipping terms or replace such shipping services on a timely or cost-effective basis. See "Business--Operations" and "Certain Transactions."

RISKS ASSOCIATED WITH EXTENSIONS OF CREDIT

  As a marketing enhancement, the Company offers unsecured and secured credit terms for qualified resellers. Historically, the Company has not experienced losses from write-offs materially in excess of established reserves. While the Company evaluates resellers' qualifications for credit and monitors its extensions of credit, defaults by resellers in timely repayment of these extensions of credit could have a material adverse effect on the Company's business, financial condition, or results of operations. See "Business-- Operations."

POTENTIAL "YEAR 2000" PROBLEMS

  It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's vendors or resellers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates in the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its vendors and resellers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its vendors or resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, the purchasing patterns of existing and potential customers may be affected by Year 2000 problems, which could cause fluctuations in the Company's sales volumes. See "Business--Operations."

SIGNIFICANT FLEXIBILITY IN APPLYING NET PROCEEDS FROM OFFERING

  The Company has not designated any specific use for a substantial portion of the net proceeds from the sale of Common Stock offered by the Company hereby. Accordingly, management will have significant flexibility in applying the net proceeds from this offering. The Company's net income per share will be diluted as a result of this offering, and failure to utilize effectively the net proceeds of this offering within a reasonable period of time may delay the Company's ability to compensate for such dilution through increased profitability, if at all, which could have a material adverse effect on the market price of the Common Stock. See "Use of Proceeds."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, general market movements, and other events or factors. In addition, in recent years the stock markets in general, and technology-related stocks in particular, have experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 4,650,183 shares of Common Stock (4,813,783 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares, the 1,150,000 shares of Common Stock sold in the Company's initial public offering in March 1994, the approximately 1,150,000 shares issued pursuant to the subsequent redemption of warrants granted in the initial public offering, approximately 31,000 shares issued pursuant to exercise of options which were registered under a Form S-8 registration statement, 50,000 shares issued pursuant to exercise of options which were registered under a Form S-3 registration statement, and the 1,400,000 shares offered hereby (1,610,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") other than by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock outstanding after completion of this offering were issued in private transactions and are eligible for sale in the public markets at prescribed times, subject to compliance with an exemption from the registration requirements of the Securities Act, such as Rule 144 or Rule 144A. The holders of 435,866 shares of Common Stock (including all shares beneficially owned by the Company's officers and directors), and holders of unit purchase options representing rights to acquire up to 84,000 shares of Common Stock have agreed that they will not sell any shares of Common Stock for 90 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. Also, holders of an additional 385,000 shares of Common Stock have agreed to similar restrictions for 60 days from the date of this Prospectus. The holders of unit purchase options representing rights to acquire up to 84,000 shares of Common Stock are entitled to have their shares registered at the expiration of the 90-day lockup period under certain conditions. Sales of a substantial number of shares of the Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional equity capital. See "Management--Recent Option Grants" and "--Stock Option Plans," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale," and "Underwriting."

ANTI-TAKEOVER EFFECTS OF PREFERRED STOCK AND OTHER PROVISIONS

  The Board of Directors has the authority to issue up to 3,000,000 shares of Preferred Stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Issuance of additional shares of Common Stock or Preferred Stock could also result in the dilution of the voting power of the Common Stock purchased in this offering. In addition, the Board of Directors is authorized by the Articles of Incorporation to consider all relevant factors, including the effect on employees, customers, vendors, and other constituencies, and the future value of the Company as a going concern, in evaluating any proposed tender offer, merger, sale of assets, or similar extraordinary transaction. Such authority of the Board of Directors may tend to discourage attempts by third parties to acquire the Company and may adversely affect the price that a potential purchaser would be willing to pay for the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds from the sale of 1,400,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $17.25 per share are estimated to be approximately $22.2 million ($24.4 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that the net proceeds will be used first to repay the Company's outstanding bank debt (including funding of the ProCom Acquisition), with the remaining proceeds used for general corporate purposes, including working capital and possible other strategic acquisitions or investments in complementary businesses. The Company is not currently a party to any agreements or understandings with respect to any acquisitions or investments other than the recently completed ProCom Acquisition. There can be no assurance that any acquisitions or investments can be completed on terms favorable to the Company, if at all. See "Risk Factors--Significant Flexibility in Applying Net Proceeds from Offering and--Risks of Potential Acquisitions."

  At June 30, 1997, the Company's bank debt balance was approximately $5.4 million bearing interest at a floating 30-day LIBOR rate, plus 2.00% to 2.65%, depending upon the Company's debt-to-net worth ratio. At June 30, 1997, the Company's effective interest rate was 7.84%. The Company recently increased its bank debt balance by approximately $1.8 million to fund the ProCom Acquisition.

  Pending the foregoing uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

  The following table sets forth, for the periods indicated, the high and low bid quotations on The Nasdaq SmallCap Market and the high and low closing prices on The Nasdaq National Market. On October 11, 1995, the Common Stock ceased trading on The Nasdaq SmallCap Market and commenced trading on The Nasdaq National Market under the symbol "SCSC." The Nasdaq SmallCap Market quotations reflect inter-dealer quotations, without adjustment for retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

                                      THE NASDAQ            THE NASDAQ
                                   NATIONAL MARKET        SMALLCAP MARKET
                                   -------------------    ------------------
                                     HIGH        LOW       HIGH        LOW
                                   --------    -------    --------   -------
   Fiscal 1996
     First quarter...............                         $   13 1/4 $    9 1/4
     Second quarter..............  $    17     $    11        12 1/2     11 1/4
     Third quarter...............      16 5/8      12 1/2
     Fourth quarter..............      15 1/2      13 1/4
   Fiscal 1997
     First quarter...............       14         10 3/4
     Second quarter..............       16         12 3/4
     Third quarter...............      18 5/8       14
     Fourth quarter..............       15         13 1/2
   Fiscal 1998
     First quarter (through
      September 11, 1997)........      17 7/8      13 5/8

  On September 11, 1997, the closing price of the Common Stock on The Nasdaq National Market was $17.25 per share. On September 11, 1997, there were 49 shareholders of record of Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and it is currently the intention of the Board of Directors not to pay cash dividends in the foreseeable future. The Company plans to retain earnings, if any, to finance its operations.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to reflect the receipt and application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby:

                                                          AS OF JUNE 30, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------- --------------
                                                             (IN THOUSANDS)
   Long-term obligations................................ $ 5,391    $    --
   Shareholders' equity:
     Preferred Stock, no par value; 3,000,000 shares
      authorized;
      none issued.......................................      --         --
     Common Stock, no par value; 10,000,000 shares
      authorized;
      3,249,183 shares issued and outstanding; and
      4,649,183 shares issued and outstanding, as
      adjusted(1).......................................  12,307     34,458
     Retained earnings..................................   6,018      6,018
                                                         -------    -------
     Total shareholders' equity.........................  18,325     40,476
                                                         -------    -------
       Total capitalization............................. $23,716    $40,476
                                                         =======    =======

--------
(1) Based on the number of shares outstanding at June 30, 1997. Excludes (i) 466,583 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.66 per share; (ii) 84,000 shares of Common Stock issuable upon exercise of outstanding unit purchase options at a weighted average exercise price of $5.75 per share; and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants and Unit Purchase Options."

(2) Adjusted to reflect the sale of 1,400,000 shares of Common Stock by the Company at an assumed public offering price of $17.25 per share and the application of the estimated net proceeds therefrom. Does not reflect the completion of the ProCom Acquisition. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

  The following table sets forth certain selected financial information data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere herein. The following selected financial data for the seven months ended June 30, 1993 and for each of the years in the four-year period ended June 30, 1997 have been derived from the financial statements of the Company audited by KPMG Peat Marwick LLP, independent accountants. The audited financial statements of the Company as of June 30, 1996 and 1997 and for each of the years in the three-year period ended June 30, 1997 are included elsewhere herein.

                                           FISCAL YEAR ENDED JUNE 30,
                                     ------------------------------------------
                                     1993(1)   1994     1995     1996    1997
                                     -------  -------  -------  ------- -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Net sales......................... $2,383   $16,089  $34,235  $55,670 $93,922
  Cost of goods sold................  2,041    13,676   29,444   47,856  81,361
                                     ------   -------  -------  ------- -------
  Gross profit......................    342     2,413    4,791    7,814  12,561
  Selling, general and
   administrative expenses..........    578     1,718    3,128    4,955   7,918
  Amortization of intangibles.......      7        50       83       83      83
                                     ------   -------  -------  ------- -------
    Total operating expenses........    585     1,768    3,211    5,038   8,001
                                     ------   -------  -------  ------- -------
  Operating income (loss)...........   (243)      645    1,580    2,776   4,560
  Gain from contract termination,
   net..............................     --        --    1,000      200      --
  Other income (expense), net(2)....      5      (150)     (72)      75    (464)
                                     ------   -------  -------  ------- -------
    Total other income (expense)....      5      (150)     928      275    (464)
                                     ------   -------  -------  ------- -------
  Income (loss) before income
   taxes............................   (238)      495    2,508    3,051   4,096
  Income taxes......................      5       143      997    1,193   1,556
                                     ------   -------  -------  ------- -------
  Net income (loss)(3).............. $ (243)  $   352  $ 1,511  $ 1,858 $ 2,540
                                     ======   =======  =======  ======= =======
  Fully diluted net income (loss)
   per share(3)..................... $(0.31)  $  0.23  $  0.50  $  0.53 $  0.73
                                     ======   =======  =======  ======= =======
  Fully diluted weighted average
   shares outstanding...............    773     1,663    3,271    3,560   3,465
                                                 AS OF JUNE 30,
                                     ------------------------------------------
                                      1993     1994     1995     1996    1997
                                     -------  -------  -------  ------- -------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital................... $  216   $ 4,888  $ 6,530  $17,061 $20,181
  Total assets......................  2,017     6,740   13,939   28,742  38,288
  Total bank debt...................    120        --    1,200    3,779   5,391
  Total shareholders' equity........    212     4,751    6,396   15,413  18,325

--------
(1)Fiscal 1993 consisted of approximately seven months from the Company's inception in December 1992.
(2)Includes net interest income (expense) and net other income (expense).
(3) Excluding the net effect of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc. and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1,738,000 and $0.32 and $0.50, respectively.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company was incorporated in December 1992 as a joint venture with Gates/FA Distributing, Inc. ("Gates"), a distributor of personal computer products. The Company began as a distributor of Auto-ID products, including bar code scanners and bar code label printers, but rapidly expanded into the distribution of POS products, initially in April 1993 through the acquisition of Alpha Data Systems, a POS distributor. In March 1994, the Company completed an initial public offering of Common Stock. In July 1994, the Company acquired MicroBiz Corp. ("MicroBiz"), another POS distributor, and in March 1996, it purchased Gates' remaining interest in the Company. In addition to distributing Auto-ID and POS products, the Company entered into an agreement with Lucent Technologies, Inc. in February 1997 for the distribution of telephony products, including PBXs, key systems, telephone handsets, cabling, and voice mail.

  From fiscal 1994 to fiscal 1997, net sales increased at a compound annual rate of 80.1% to $93.9 million, while over the same period operating income increased at a 91.9% compound annual rate to $4.6 million. Growth in net sales has been principally driven by competitive product pricing, selective expansion of its product line, intensive marketing efforts to the reseller channel, and strategic acquisitions. Results have benefitted significantly from expanded marketing efforts to recruit new reseller customers and from the addition of significant new vendor relationships. Net sales for fiscal 1995 were enhanced by the addition of Epson America's receipt printers, Zebra Technologies' bar code label printers, and Micro-Touch's POS touch screen monitors. In fiscal 1996, the Company established Transition Marketing, Inc. ("Transition") to enhance the Company's market presence through the sponsorship of regional quarterly trade shows to showcase specialty technology hardware and software solutions for reseller customers. In fiscal 1997 the Company began distributing Intermec's full line of bar code products, and formed a new division called "Catalyst Telecom" to distribute business telephony solutions to interconnect resellers.

  The Company's operating income growth has historically been driven by increasing gross profit and disciplined control of operating expenses. The Company's business model features a sophisticated information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. As the Company's markets have grown, pricing pressures have been mitigated by increased purchasing discounts earned through volume purchases from manufacturers. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong internal controls. Historically, general and administrative expenses have decreased as a percentage of net sales. However, this decline has been offset by higher marketing costs, including the establishment of a business development team to enhance POS market penetration, the organization of the Professional Services Group to serve the needs of Auto-ID customers, and investments related to Transition and Catalyst Telecom.

  The Company's operating results for fiscal 1995 and 1996 were impacted by:
(i) a one-time gain of $1.3 million (net of $100,000 of relocation expenses) resulting from the September 1994 termination of warehousing operations provided by Gates, which was recognized ratably over a one-year period ending in August 1995; and (ii) $100,000 in additional relocation expenses related to a subsequent move of the Company's warehouse to its present location in May 1995. The net effect of these transactions was to increase net income by $600,000 in fiscal 1995 and by $120,000 in fiscal 1996. Excluding these amounts, net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1.7 million and $0.32 and $0.50, respectively.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

                                                 FISCAL YEAR ENDED JUNE 30,
                                                 ----------------------------
                                                   1995      1996      1997
                                                 --------  --------  --------
      Net sales.................................    100.0%    100.0%    100.0%
      Cost of goods sold........................     86.0      86.0      86.6
                                                 --------  --------  --------
      Gross profit..............................     14.0      14.0      13.4
      Selling, general and administrative ex-
       penses...................................      9.2       8.9       8.4
      Amortization of intangibles...............      0.2       0.1       0.1
                                                 --------  --------  --------
          Total operating expenses..............      9.4       9.0       8.5
                                                 --------  --------  --------
      Operating income..........................      4.6       5.0       4.9
      Gain from contract termination, net.......      2.9       0.4        --
      Other income (expense), net...............     (0.2)      0.1      (0.5)
                                                 --------  --------  --------
          Total other income (expense)..........      2.7       0.5      (0.5)
                                                 --------  --------  --------
      Income before income taxes................      7.3       5.5       4.4
      Income taxes..............................      2.9       2.2       1.7
                                                 --------  --------  --------
      Net income................................      4.4%      3.3%      2.7%
                                                 ========  ========  ========

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1997, 1996, AND 1995

  Net Sales. Net sales consist of sales of specialty technology products billed to customers when shipped, net of sales discounts and returns. Net sales increased by 68.7% to $93.9 million in fiscal 1997 from $55.7 million in fiscal 1996, and by 62.6% from $34.2 million in fiscal 1995. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line, and increased marketing efforts to the reseller channel.

  Gross Profit. Cost of sales is comprised of purchase costs, net of early payment, volume discounts, and product freight. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and the proportion of large orders on which the Company extends volume discounts to resellers. Gross profit increased by 60.7% to $12.6 million in fiscal 1997 from $7.8 million in fiscal 1996, and by 63.1% from $4.8 million in fiscal 1995. Gross profit as a percentage of net sales was 13.4% in fiscal 1997, 14.0% in fiscal 1996, and 14.0% in fiscal 1995. This decrease in gross profit as a percentage of net sales in fiscal 1997 was a result of a greater mix of lower margin products as well as volume discounts provided to resellers on large orders.

  Operating Expenses. Operating expenses include commissions paid to sales representatives; compensation paid to marketing, technical, and administrative personnel; the costs of marketing programs to reach resellers; telephone expense; a provision for bad debt losses; costs associated with the Professional Services Group and Catalyst Telecom; and amortization of intangibles. Fluctuations in operating expenses as a percentage of net sales can result from the amount of value-added services which accompany higher or lower gross margin sales; planned expenditures by the Company for additional marketing programs and for hiring additional technical support personnel; and general and administrative efficiencies gained through higher sales volumes and accompanying economies of scale.

  Operating expenses increased by 58.8% to $8.0 million in fiscal 1997 from $5.0 million in fiscal 1996, and by 56.9% from $3.2 million in fiscal 1995. Operating expenses as a percentage of net sales declined to 8.5% in fiscal 1997, from 9.0% in fiscal 1996 and 9.4% in fiscal 1995. The decrease in operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes.

  Operating Income. Operating income increased by 64.3% to $4.6 million in fiscal 1997 from $2.8 million in fiscal 1996, and by 75.7% from $1.6 million in fiscal 1995, driven by higher net sales, as well as a reduction in operating expenses as a percentage of net sales. Operating income as a percentage of net sales was 4.9% in fiscal 1997, 5.0% in fiscal 1996 and 4.6% in fiscal 1995.

  Total Other Income (Expense). Total other income (expense) consists of interest income (expense), net, and gain from contract termination, net of expenses related to warehouse relocations. Net interest expense was $380,000 for fiscal 1997 representing interest paid on borrowings under the Company's line of credit. Net interest income for fiscal 1996 was $87,000 from earnings on the investment of proceeds from the issuance of Common Stock pursuant to exercises of warrants through September 1996.

  The Company recognized $200,000 in fiscal 1996 and $1.1 million in fiscal 1995 (net of $100,000 of warehouse relocation expenses) as other income associated with the Gates contract termination. The Company incurred additional warehouse relocation expenses of $100,000 in fiscal 1995 which is reflected in the gain from contract termination, net.

  Income Taxes. Income tax expense was $1.6 million, $1.2 million and $1.0 million, in fiscal 1997, 1996, and 1995, respectively, reflecting an effective tax rate of 38.0%, 39.1%, and 39.8%, respectively.

  Net Income. Net income increased by 36.7% to $2.5 million in fiscal 1997 from $1.9 million in fiscal 1996, and by 23.0% from $1.5 million in fiscal 1995. Net income as a percentage of net sales was 2.7% for fiscal 1997, 3.3% for fiscal 1996, and 4.4% for fiscal 1995. Without the effect of the Gates contract termination payment and the additional May 1995 warehouse relocation, net income for fiscal 1996 would have increased by 90.8% to $1.7 million, or 3.1% of net sales, from $911,000, or 2.7% of net sales in fiscal 1995.

QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly financial data and such data expressed as a percentage of net sales. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                     THREE MONTHS ENDED
                          ---------------------------------------------------------------------------
                                      FISCAL 1996                          FISCAL 1997
                          ------------------------------------ --------------------------------------
                          SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1995      1995     1996     1996     1996      1996      1997      1997
                          --------- -------- -------- -------- --------- --------  --------  --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $10,788  $12,489  $14,355  $18,038   $19,673  $22,437   $23,644   $28,169
Cost of goods sold......     9,211   10,716   12,290   15,639    16,975   19,407    20,470    24,510
                           -------  -------  -------  -------   -------  -------   -------   -------
Gross profit............     1,577    1,773    2,065    2,399     2,698    3,030     3,174     3,659
Selling, general and
 administrative
 expenses...............     1,053    1,164    1,270    1,468     1,668    1,889     2,000     2,362
Amortization of
 intangibles............        21       21       21       20        20       21        20        20
                           -------  -------  -------  -------   -------  -------   -------   -------
   Total operating
    expenses............     1,074    1,185    1,291    1,488     1,688    1,910     2,020     2,382
                           -------  -------  -------  -------   -------  -------   -------   -------
Operating income........       503      588      774      911     1,010    1,120     1,154     1,277
Gain from contract
 termination, net.......       200       --       --       --        --       --        --        --
Other income (expense),
 net....................        (6)      51       30       --       (81)     (88)     (164)     (132)
                           -------  -------  -------  -------   -------  -------   -------   -------
   Total other income
    (expense)...........       194       51       30       --       (81)     (88)     (164)     (132)
                           -------  -------  -------  -------   -------  -------   -------   -------
Income before income
 taxes..................       697      639      804      911       929    1,032       990     1,145
Income taxes............       274      249      315      355       353      392       376       435
                           -------  -------  -------  -------   -------  -------   -------   -------
Net income..............   $   423  $   390  $   489  $   556   $   576  $   640   $   614   $   710
                           =======  =======  =======  =======   =======  =======   =======   =======
Fully diluted net income
 per share..............   $  0.13  $  0.11  $  0.13  $  0.16   $  0.17  $  0.18   $  0.18   $  0.21
                           =======  =======  =======  =======   =======  =======   =======   =======
Fully diluted weighted
 avg. shares
 outstanding............     3,412    3,693    3,670    3,466     3,455    3,493     3,471     3,432

                                                    THREE MONTHS ENDED
                         -------------------------------------------------------------------------
                                     FISCAL 1996                          FISCAL 1997
                         ------------------------------------ ------------------------------------
                         SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                           1995      1995     1996     1996     1996      1996     1997     1997
                         --------- -------- -------- -------- --------- -------- -------- --------
Net sales...............   100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold......    85.4     85.8     85.6     86.7      86.3     86.5     86.6     87.0
                           -----    -----    -----    -----     -----    -----    -----    -----
Gross profit............    14.6     14.2     14.4     13.3      13.7     13.5     13.4     13.0
Selling, general and
 administrative
 expenses...............     9.8      9.3      8.8      8.1       8.5      8.4      8.4      8.4
Amortization of
 intangibles............     0.2      0.2      0.2      0.1       0.1      0.1      0.1      0.1
                           -----    -----    -----    -----     -----    -----    -----    -----
   Total operating
    expenses............    10.0      9.5      9.0      8.2       8.6      8.5      8.5      8.5
                           -----    -----    -----    -----     -----    -----    -----    -----
Operating income........     4.6      4.7      5.4      5.1       5.1      5.0      4.9      4.5
Gain from contract
 termination, net.......     1.9       --       --       --        --       --       --       --
Other income (expense),
 net....................    (0.1)     0.4      0.2       --      (0.4)    (0.4)    (0.7)    (0.5)
                           -----    -----    -----    -----     -----    -----    -----    -----
   Total other income
    (expense)...........     1.8      0.4      0.2       --      (0.4)    (0.4)    (0.7)    (0.5)
                           -----    -----    -----    -----     -----    -----    -----    -----
Income before income
 taxes..................     6.4      5.1      5.6      5.1       4.7      4.6      4.2      4.1
Income taxes............     2.5      2.0      2.2      2.0       1.8      1.7      1.6      1.5
                           -----    -----    -----    -----     -----    -----    -----    -----
Net income..............     3.9%     3.1%     3.4%     3.1%      2.9%     2.9%     2.6%     2.5%
                           =====    =====    =====    =====     =====    =====    =====    =====

LIQUIDITY AND CAPITAL RESOURCES

  The Company financed its initial operating requirements and growth through private financings totalling $500,000. In March 1994, the Company completed an initial public offering of units consisting of Common Stock and warrants, which provided the Company with net proceeds of approximately $4.6 million. In September 1995, the Company received net proceeds of approximately $6.3 million from Common Stock issued upon the exercise of warrants.

  In October 1995, the Company entered into a revolving credit facility with Branch Banking and Trust Company ("BB&T") which allowed for borrowings of up to $8.0 million at an interest rate equal to the 30-day LIBOR rate plus 2.35%. The borrowing base available under the line of credit was limited to 80% of eligible accounts receivable and 40% of non-IBM inventory. A lien on accounts receivable and inventory secured the line of credit. At June 30, 1996, the interest rate on the line was 7.98%, the borrowing base exceeded $8.0 million, and the outstanding balance was $3.8 million, leaving $4.2 million of credit availability.

  In November 1996, the Company renegotiated the BB&T line of credit to allow borrowings of up to $15.0 million at an interest rate equal to the 30-day LIBOR rate plus a rate varying from 2.00% to 2.65% tied to the Company's debt-to-net worth ratio ranging from 1:1 to 2:1. This line of credit extends to October 31, 1998. Other terms of the line of credit remain essentially the same. At June 30, 1997, the interest rate on the line was 7.84%, and the outstanding balance was $5.4 million, on a borrowing base of $14.6 million, leaving $9.2 million of credit availability.

  A lien on the Company's IBM accounts receivable and inventory secure its trade payable to IBM Credit Corporation under an agreement for wholesale financing signed in April 1996. This arrangement also grants IBM Credit a lien on the Company's non-IBM accounts receivable and inventory which is subordinated to the BB&T's lien.

  Operating activities for fiscal 1997 used cash in the amount of $185,000. For this period, cash was used to fund a $4.1 million increase in receivables and a $3.2 million increase in inventory, net of a corresponding $5.1 million increase in trade accounts payable. In April 1997, the Company returned $4.1 million of inventory to

IBM under a stock rotation which reduced the Company's inventory and related trade accounts payable. For fiscal 1996, net cash in the amount of $8.3 million was used in operating activities, primarily as the result of higher levels of inventory and receivables.

  Investing activities for fiscal 1997 used cash in the amount of $1.1 million for capital expenditures. Cash used in investing activities for fiscal 1996 was $904,000 and included $659,000 for capital expenditures and payments of $202,000 to MicroBiz in connection with its acquisition by the Company.

  Cash provided by financing activities for fiscal 1997 was $1.3 million, consisting primarily of borrowings of $1.6 million under the Company's line of credit offset by deferred offering costs of $390,000. Cash provided by financing activities for fiscal 1996 was $9.0 million, consisting of $2.6 million in net advances under the line of credit, $6.8 million in net proceeds from the issuance of Common Stock pursuant to exercises of warrants and a portion of a prior underwriter's unit purchase option, and $552,000 in net proceeds from the issuance of Common Stock pursuant to exercise of certain other options. A portion of these proceeds was used to repay $1.2 million of indebtedness under the Company's line of credit. In March 1996, the Company exercised its call option to repurchase 250,000 shares of Common Stock from Gates for $875,000. Cash provided by financing activities for fiscal 1995 was $1.3 million, consisting of $1.2 million in borrowings under the line of credit and $134,000 in net proceeds from the issuance of Common Stock pursuant to exercises of warrants and a portion of a prior underwriter's unit purchase options.

  The Company believes that the net proceeds from this offering, together with the existing bank line of credit, vendor financing, and cash flow from operations, will be sufficient to meet its cash requirements for at least the next 18 months.

BACKLOG

  The Company does not consider backlog to be material to its business. Virtually all orders are filled within 24 hours of receipt.

NEW ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 128, "Earnings Per Share." Statement No. 128 is effective for financial statements issued for interim and annual periods ending after December 31, 1997, and establishes standards for computing and presenting earnings per share ("EPS"). Early adoption of Statement No. 128 is not permitted. Once adopted, Statement No. 128 requires previously reported EPS data to be restated to reflect its provisions. Statement No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings Per Share", and then makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS and requires dual presentation of basic and fully diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the fully diluted EPS computation. The Company will adopt Statement No. 128 in fiscal 1998, which is not expected to have a negative impact on previously reported EPS data.

                                   BUSINESS

GENERAL

  The Company is a leading value-added wholesale distributor of specialty technology products exclusively to resellers. The Company primarily distributes Auto ID and POS products which interface with computer systems used to automate the collection, processing and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling and warehouse management. The Company currently markets approximately 8,200 products from over 40 hardware and software vendors from its central warehouse in Memphis, Tennessee to approximately 6,700 reseller customers in the United States and Canada.

  The Company's vendors include most of the leading Auto-ID and POS manufacturers, including Cherry Electrical, Cognitive Solutions, Datamax, Eltron, Epson America, IBM, Intermec, Ithaca Peripherals, Metrologic, Micro-Touch Systems, MMF Cash Drawer, Monarch Marking Systems, Percon, PSC, Spectra-Physics, StrandWare, Symbol Technologies, and Zebra Technologies. In addition to distributing Auto-ID and POS products, the Company entered into an agreement with Lucent Technologies in February 1997 for the distribution of telephony products, including PBXs, key systems, telephone handsets, cabling, and voice mail.

INDUSTRY OVERVIEW

  The distribution channels for specialty technology products generally consist of manufacturers, wholesale distributors, resellers, and end-users. In recent years, these distribution channels have evolved through three stages:
(i) direct sales by manufacturers to end-users; (ii) single-tier distribution in which manufacturers sell to resellers who, in turn, sell directly to end-users; and (iii) two-tier, or wholesale distribution, in which manufacturers sell to wholesale distributors who sell only to resellers who, in turn, sell directly to end-users.

  Currently, the wholesale distribution channel is highly fragmented, comprised of several large national distributors and many smaller regional distributors. Large national distributors are engaged primarily in conventional order fulfillment and typically offer few value-added services, while small regional distributors are limited in the scale and scope of their operations and services.

  As was the case with the PC industry in the 1980s, specialty technology products have been evolving from proprietary single platform systems, whereby a single manufacturer's products are used to create a system solution, to more open-architecture systems, whereby a variety of manufacturers' products can be configured together to create a system solution. As a technology moves towards open-system solutions, it becomes easier for manufacturers to develop and enter markets with components that are part of an overall system solution. Competition among an expanding number of manufacturers has caused product prices to decrease and product applications to expand, which has resulted in an increasing number of resellers entering the market in order to support a broader base of potential end-users. As the number of resellers and end-users grows, competition among manufacturers and within the reseller channel has intensified, resulting in a less orderly market structure. As a result of the transition of specialty technology products to open-systems, both manufacturers and resellers have become more dependent upon wholesale distributors for the organization and maintenance of an efficient market structure.

  In addition, manufacturers which face declining product prices and rising costs of direct sales increasingly rely upon value-added wholesale distributors for outsourcing certain support functions, such as product assortment, delivery, inventory management, technical assistance, and marketing. At the same time, shortened product life cycles and the introduction of new products and applications have caused resellers increasingly to rely on wholesale distributors for various inventory management, financing, technical support, and related functions. The Company believes that as the reseller market grows and becomes more fragmented, and as specialty technology products continue to transition to open systems, the wholesale distribution channel will become increasingly more important.

  Auto-ID and POS products are examples of specialty technology products which are transitioning from proprietary to open-systems architecture. Auto-ID technology incorporates the capabilities for electronic recognition and data processing without the need for manual input and consists of a wide range of products, including bar code printers and labeling devices, contact wands, light pens, hand-held and fixed-mount laser scanners, portable data collection devices, keyboard wedges, and magnetic stripe readers. As Auto-ID technology has become more pervasive, applications have evolved from traditional uses such as inventory control, materials handling, distribution, shipping, and warehouse management to more advanced applications such as medical research. According to an industry study, the worldwide Auto-ID market is projected to grow at a compound annual rate of 14% from approximately $2.2 billion in 1993 to approximately $5.6 billion in 2000.

  POS technology consists of devices used for the capture, processing, analysis, and dissemination of transaction data. POS product lines include computer-based terminals, monitors, receipt printers, pole displays, cash drawers, keyboards, peripheral equipment, and fully integrated processing units used primarily in retail applications. According to an industry study, the market in the U.S. for POS equipment was $2.6 billion in 1994. The same study indicated that in 1994, approximately 40% of POS terminals were distributed through indirect channels, including wholesale distributors, dealers, and VARs.

  In addition to Auto-ID and POS, the Company believes that other specialty technologies, such as telephony (including PBXs, key systems, telephone handsets, cabling, and voice mail), have similar market characteristics, thereby making them attractive for wholesale distribution.

THE SCANSOURCE BUSINESS MODEL

  The Company is a leading value-added wholesale distributor of specialty technology products and services exclusively to the reseller channel and believes that it has developed the scope of service capabilities and the scale of operations that are critical to success in its core markets. The Company's business model is based upon the following fundamental elements:

    . Focus on Specialty Technology Products. The Company focuses on specialty technology products in order to capitalize upon a growing reliance on value-added wholesale distribution as these products transition to open-architecture, scalable platforms.

    . Exclusive Emphasis on Resellers. The Company does not compete with its reseller customers for sales to end-users. This exclusive focus on resellers generates loyalty among its customers, is an established distribution model with which the majority of PC resellers are familiar, and promotes incremental market growth by encouraging resellers to service a broad group of end-users without the threat of competition from the wholesale channel.

    . Commitment to Cost Leadership. The Company's flat organizational structure permits it to respond rapidly to the needs of both its vendors and resellers while maintaining tight control over its operating expenses. The Company monitors its operating costs and intends to continue investing in its information system and central warehouse as required, implementing incentive programs for product managers to increase inventory turns, and leveraging vendor relationships for pricing discounts and marketing allowances.

    . Sophisticated Information System. The Company has made significant investments in the development of a sophisticated information system. The Company's information system is a scalable, multi-platform, real-time system intended for simultaneous decentralized decision-making by sales and purchasing professionals while permitting control of daily operating functions by senior management.

    . Central Warehouse. The Company currently distributes products from a single warehouse in Memphis, Tennessee. The Company believes that central distribution provides certain competitive advantages, including prompt order fulfillment and delivery, lower inventory requirements, improved inventory control, simplified purchasing and tracking, higher order-fill rates, and the flexibility to respond quickly to various customer needs, such as systems integration and drop shipments to end-users.

GROWTH STRATEGY

  The Company's growth strategy is to capitalize on the continuing shift of specialty technology products toward wholesale distribution as well as the continued expansion of certain specialty technology markets. Key elements of the Company's growth strategy are as follows:

    . Promote Entry of Additional Resellers in Core Markets. The Company educates resellers on the opportunities in specialty technology markets, sponsors programs aimed at recruiting new resellers, and facilitates the flow of sales and marketing information, such as tracking sales leads. By offering a wide array of products and services, including same-day order fulfillment, overnight product delivery, financing, and technical support, the Company minimizes barriers to entry and promotes development of the reseller channel.

    . Expand Vendor Relationships. The Company presently offers approximately 8,200 products from over 40 vendors and intends to continue broadening its product assortment and base of vendors. In fiscal 1997, the Company expanded its offerings of radio-frequency equipment and pen-based hand-held devices and added the full line of bar code scanning devices, printers, and radio-frequency portable computers from Intermec Corporation, a leading Auto-ID manufacturer.

    . Enhance Value-Added Service Capabilities. In addition to basic order fulfillment offered by conventional wholesale distributors, the Company provides a variety of value-added services benefitting both manufacturers and resellers. These programs include pre-sale and post-sale technical support, bundling of separate product assortments into solution kits, and contract consulting and programming. The Company also intends to add new services in response to the growing needs of its reseller customers. For example, the Company established a Professional Services Group to assist resellers with pen-based systems programming and radio-frequency data collection applications.

    . Enter Additional Specialty Technology Markets. The Company believes that opportunities exist to apply its efficient, value-added distribution model to additional specialty technology markets with characteristics similar to the Auto-ID and POS markets. For example, the Company entered into an agreement with Lucent Technologies in February 1997 for the distribution of computer telephony products, such as PBXs, key systems, telephone handsets, cabling, and voice mail.

    . Pursue Selective Acquisitions. The Company intends to identify and pursue strategic acquisitions or investments in complementary businesses. For example, the Company recently completed the ProCom Acquisition. See "Prospectus Summary--Recent Developments." While the Company continues to evaluate opportunities, it is not currently a party to any other agreements or understandings with respect to any such acquisitions or investments.

PRODUCTS AND VENDORS

  The Company currently markets approximately 8,200 products from over 40 hardware and software vendors. The Company primarily distributes Auto-ID and POS products which interface with computer systems used to automate the collection, processing and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling, and warehouse management. The following table sets forth the Company's principal Auto-ID and POS product categories and vendors:


                                  Bar Code                                            Cash    Credit Auth.  Customer  Ribbons &
                                  Printers   Decoders  Scanners  Software  Verifiers Drawers    Products    Displays    Labels
------------------------------------------------------------------------------------------------------------------------------------
Advent Corporation                                                                                                        X
------------------------------------------------------------------------------------------------------------------------------------
American Power Conversion
------------------------------------------------------------------------------------------------------------------------------------
Cherry Electrical
------------------------------------------------------------------------------------------------------------------------------------
Cognitive Solutions, Inc.           X                                                                                     X
------------------------------------------------------------------------------------------------------------------------------------
CoStar Corporation                  X
------------------------------------------------------------------------------------------------------------------------------------
Datacap Systems, Inc.                                                                              X
------------------------------------------------------------------------------------------------------------------------------------
Datamax Corporation                 X                                          X
------------------------------------------------------------------------------------------------------------------------------------
Donner Media Incorporated                                                                                                 X
------------------------------------------------------------------------------------------------------------------------------------
Eltron International, Inc.          X                               X          X
------------------------------------------------------------------------------------------------------------------------------------
Epson America, Inc.                                                                                                       X
------------------------------------------------------------------------------------------------------------------------------------
GrafTek                                                             X
------------------------------------------------------------------------------------------------------------------------------------
Hand Held Products
------------------------------------------------------------------------------------------------------------------------------------
IBM Corporation                                                                         X                       X
------------------------------------------------------------------------------------------------------------------------------------
IC Verify                                                                                          X
------------------------------------------------------------------------------------------------------------------------------------
Informatics, Inc.                                                   X
------------------------------------------------------------------------------------------------------------------------------------
Intermec Corporation                X           X         X         X                                                     X
------------------------------------------------------------------------------------------------------------------------------------
Ithaca Peripherals Incorporated
------------------------------------------------------------------------------------------------------------------------------------
Linx Data Terminals, Inc.                                 X
------------------------------------------------------------------------------------------------------------------------------------
Logic Controls, Inc.                                                                    X                       X
------------------------------------------------------------------------------------------------------------------------------------
Metrologic Instrument                           X         X
------------------------------------------------------------------------------------------------------------------------------------
Micro-Touch Systems, Inc.
------------------------------------------------------------------------------------------------------------------------------------
MMF Cash Drawer Company                                                                 X
------------------------------------------------------------------------------------------------------------------------------------
Monarch Marking Systems             X                               X
------------------------------------------------------------------------------------------------------------------------------------
Motorola Indala                                           X
------------------------------------------------------------------------------------------------------------------------------------
Opticon, Inc.                                   X         X
------------------------------------------------------------------------------------------------------------------------------------
Percon, Inc.                                    X         X         X
------------------------------------------------------------------------------------------------------------------------------------
PSC Inc.                                                  X                    X
------------------------------------------------------------------------------------------------------------------------------------
Psion, Incorporated                                       X
------------------------------------------------------------------------------------------------------------------------------------
SATO America, Inc.                  X                               X          X
------------------------------------------------------------------------------------------------------------------------------------
Spectra-Physics, Inc.                                     X
------------------------------------------------------------------------------------------------------------------------------------
StrandWare                                                          X
------------------------------------------------------------------------------------------------------------------------------------
Symbol Technologies, Inc.                       X         X         X
------------------------------------------------------------------------------------------------------------------------------------
Unitech America, Inc.                           X         X
------------------------------------------------------------------------------------------------------------------------------------
Zebra Technologies                  X                               X                                                     X
------------------------------------------------------------------------------------------------------------------------------------



                                  Portable Data     POS        POS     Receipt   Radio Freq.   Touch   UPS Backup
                                   Collectors    Computers  Keyboards  Printers   Products    Screens    Systems
------------------------------------------------------------------------------------------------------------------------------------
Advent Corporation
------------------------------------------------------------------------------------------------------------------------------------
American Power Conversion                                                                                  X
------------------------------------------------------------------------------------------------------------------------------------
Cherry Electrical                                               X
------------------------------------------------------------------------------------------------------------------------------------
Cognitive Solutions, Inc.
------------------------------------------------------------------------------------------------------------------------------------
CoStar Corporation
------------------------------------------------------------------------------------------------------------------------------------
Datacap Systems, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Datamax Corporation
------------------------------------------------------------------------------------------------------------------------------------
Donner Media Incorporated
------------------------------------------------------------------------------------------------------------------------------------
Eltron International, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Epson America, Inc.                                  X                    X
------------------------------------------------------------------------------------------------------------------------------------
GrafTek
------------------------------------------------------------------------------------------------------------------------------------
Hand Held Products                     X
------------------------------------------------------------------------------------------------------------------------------------
IBM Corporation                                      X          X         X                      X
------------------------------------------------------------------------------------------------------------------------------------
IC Verify
------------------------------------------------------------------------------------------------------------------------------------
Informatics, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Intermec Corporation
------------------------------------------------------------------------------------------------------------------------------------
Ithaca Peripherals Incorporated                                           X
------------------------------------------------------------------------------------------------------------------------------------
Linx Data Terminals, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Logic Controls, Inc.                                            X
------------------------------------------------------------------------------------------------------------------------------------
Metrologic Instrument
------------------------------------------------------------------------------------------------------------------------------------
Micro-Touch Systems, Inc.                                                                        X
------------------------------------------------------------------------------------------------------------------------------------
MMF Cash Drawer Company
------------------------------------------------------------------------------------------------------------------------------------
Monarch Marking Systems                X
------------------------------------------------------------------------------------------------------------------------------------
Motorola Indala                                                                       X
------------------------------------------------------------------------------------------------------------------------------------
Opticon, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Percon, Inc.                           X                        X
------------------------------------------------------------------------------------------------------------------------------------
PSC Inc.
------------------------------------------------------------------------------------------------------------------------------------
Psion, Incorporated                    X
------------------------------------------------------------------------------------------------------------------------------------
SATO America, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Spectra-Physics, Inc.
------------------------------------------------------------------------------------------------------------------------------------
StrandWare
------------------------------------------------------------------------------------------------------------------------------------
Symbol Technologies, Inc.              X                                              X
------------------------------------------------------------------------------------------------------------------------------------
Unitech America, Inc.                  X                        X
------------------------------------------------------------------------------------------------------------------------------------
Zebra Technologies
------------------------------------------------------------------------------------------------------------------------------------

  In addition, the Company entered into an agreement with Lucent Technologies in February 1997 for the distribution of telephony products, including PBXs, key systems, telephone handsets, and voice mail. The Company anticipates adding additional telephony product lines (Vodavi, Callware, Comdial and Panasonic) as the result of completion of the ProCom Acquisition. See "Prospectus Summary--Recent Developments."

  The Company's merchandising director recruits vendors and manages important aspects of its vendor relationships, such as purchasing arrangements, cooperative marketing initiatives, vendor sales force relationships, product training, and monitoring rebate programs and various contract terms and conditions. The Company generally enters into non-exclusive distribution agreements with vendors. These agreements typically provide the Company with stock rotation and price protection provisions that may mitigate the risk of loss from slow moving inventory, vendor price reductions, product updates or obsolescence. Some of these distribution agreements contain minimum purchase amounts in order to receive preferential prices. The distribution agreements are generally terminable on 30 to 120 days' notice by either party.

CUSTOMERS

  The Company's reseller customers currently include approximately 6,700 active accounts located in the U.S. and Canada. No single customer accounted for more than five percent of the Company's net sales in fiscal 1997. The Company segments its significant reseller customers into the following four broad categories:

    Auto-ID VARs. These resellers focus on selling Auto-ID products as a tailored software or integrated hardware solution for end-users' existing applications. Primary industries served by these resellers include manufacturing, distribution, health care, and pharmaceuticals.

    POS VARs. These resellers are comprised of: (i) former computer resellers with comprehensive knowledge of networking; and (ii) former cash register dealers who have entered the POS market in response to retailers' demand for integrated, PC-based POS systems. Primary industries served by these resellers include hospitality, convenience, grocery, and other retail markets.

    Application VARs. These resellers incorporate various Auto-ID and POS products as part of customized technology solutions for their end-users. These resellers serve vertical markets, such as lumber yards or automotive parts businesses, rather than broader horizontal applications, such as general office automation. The Company's technical support, systems integration, and Professional Services Group represent attractive "partnering" opportunities with these resellers.

    General or PC VARs. These resellers develop computer solutions for their end-users' microcomputer needs. They typically have well-established relationships with end-user MIS directors and are seeking additional revenue and profit opportunities in related technology markets, such as Auto-ID or POS.

SALES AND MARKETING

  The Company's sales force is comprised of 37 inside sales representatives located in South Carolina, California, and Georgia. In order to build strong customer relationships, each active reseller is assigned to a sales representative. Sales representatives negotiate pricing directly with their assigned customers. The Company also employs several product managers who are responsible for developing technical expertise within broad product markets, evaluating competitive markets, and reviewing overall product and service requirements of resellers. Each sales representative and product manager receives comprehensive training with respect to the technical characteristics of each vendor's products. This training is supplemented by quarterly product seminars conducted by vendors' representatives and by weekly meetings among all product managers, marketing and sales representatives.

  The Company provides a range of marketing services which include: cooperative advertising with vendors through trade publications and direct mail; a product catalog which is published three times per year; periodic newsletters; management of sales leads; trade shows with software companies and vendors; direct mail; and sales promotions. In addition, the Company organizes and operates its own "Solutions USA" trade show on a quarterly basis to recruit prospective resellers and introduce new applications for the specialty technology products it distributes. The Company frequently customizes its marketing services for vendors and resellers.

  In order to promote growth in the POS market, the Company established a business development team focused on recruiting IBM "partners", and has thus far signed 98 IBM independent software vendors in 80 different geographic and vertical markets. The team has also recruited over 630 approved resellers for IBM-branded POS products.

VALUE-ADDED SERVICES

  In addition to the basic order fulfillment and credit services that conventional wholesale distributors typically provide to resellers, the Company differentiates itself by providing an array of value-added services, including the following:

    Pre-Sale Technical Support. Technical support personnel assist the reseller with systems configuration as the order is placed. Pre-sale support also includes testing products to ensure their compatibility with other products and applications.

    Post-Sale Technical Support. Technical support personnel also assist sales representatives and customers in diagnosing and solving technical, configuration, or compatibility issues which may arise after sale. Technical support personnel will, if necessary, serve as a liaison or advocate between the manufacturer and the reseller.

    Bundling of Separate Product Assortments into Solution Kits. Product managers and technical support personnel work together to select specific products that are compatible and continually develop "solution kits" or bundles to better meet the reseller's needs.

    Professional Services Group. The Company's Professional Services Group assists resellers with pen-based programming and radio-frequency data collection applications, areas in which resellers need greater technical expertise. This group offers needs-analysis, pre-sale equipment configuration, sales assistance, site surveys, on-site installation, post-sale maintenance, software programming (both utilities and applications), and project management.

OPERATIONS

 Information System

  The Company's information system is a highly scalable, centralized processing system capable of supporting numerous operational functions including purchasing, receiving, order processing, shipping, inventory management, and accounting. The overall on-line response time for the Company's network of more than 130 user stations (terminals, printers, personal computers, and hand-held terminals) is less than one-half second. The Company has recently converted to a UNIX-based system to further enhance its information system capabilities. See "Risk Factors--Potential "Year 2000" Problems."

  Sales representatives rely on the information system for on-line, real-time information on product pricing, inventory availability, and order status. The Company's warehouse operations use bar code technology for receiving and shipping, and automated FedEx and UPS systems for freight processing and shipment tracking, each of which is integrated with the Company's information system. The customer service and technical support departments employ the system for documentation and faster processing of customer product returns. To ensure that adequate inventory levels are maintained, the Company's buyers depend on the system's purchasing and receiving functions to track inventory on a continual basis.

 Integrated Order Entry

  The order entry process begins with the entry by a sales representative of a customer name, account number, or phone number. Based on this input, the information system automatically displays the customer's name, address, credit terms, financing arrangements, and preferred shipping method during each subsequent inquiry. As an order is entered, key information is automatically provided by the system, such as product description, price, availability, and gross margin. The quantity of product required to fill the order is then reserved at the central warehouse. The system automatically checks the customer's credit status and the order is then released for processing, unless credit limits are exceeded or the account contains past-due invoices, in which case the order is placed on hold and immediately elevated for review by the Company's credit management department.

 Automated Purchasing

  To monitor product inventory, the purchasing staff uses reports generated by the information system, which provides product inventory levels, six months' sales history, month-to-date, and year-to-date sales statistics by product. The Company's buyers carefully analyze current and future inventory positions as well as profit potential. Buyers enter purchase orders into the system, indicating the product number, the quantity to be ordered, and the method of shipment.

 Central Warehouse and Shipping

  The Company's 81,000 square foot warehouse facility (of which it currently occupies approximately 40,000 square feet) is located approximately four miles from the FedEx hub facility in Memphis, Tennessee. In connection with plans to expand its markets in Canada, the Company is considering development of a Canadian warehouse in order to centralize intra-Canadian distribution and realize savings on importation duties and related costs. The Company believes that its centralized distribution creates several advantages, including: (i) a reduced amount of "safety stock" inventory, which, in turn reduces the Company's working capital borrowings; (ii) an increased turnover rate by tighter control over inventory; (iii) maintenance of a consistent order-fill rate; (iv) improved personnel productivity; (v) improved delivery time; (vi) simplified purchasing and tracking; (vii) decreased demand for management personnel; and (viii) flexibility to meet customer needs for systems integration.

  The Company's objective is to ship on the same day all orders received by 8:00 p.m. Eastern Time. Orders are currently processed in the central warehouse, where bar code technology is utilized to minimize shipping errors. The Company also has an automated package handling system used to send products from the picking area to invoicing stations. Upon fulfillment of the order, the package is immediately shipped to the reseller or "drop-shipped" to an end-user specified by the reseller by FedEx or UPS overnight service. The Company charges its customers local ground delivery rates for this service. See "Risk Factors--Dependence on Centralized Functions."

 Credit Services

  The Company routinely offers 20-day credit terms for qualified resellers. The Company believes this policy eliminates the customer's need to establish multiple credit relationships with a large number of manufacturers. In addition, the Company arranges floor planning and lease financing for its resellers through a number of credit institutions. See "Risk Factors--Risks Associated with Extensions of Credit."

COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on factors such as price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. The Company's competitors include regional and national wholesale distributors, as well as hardware manufacturers (including most of the

Company's vendors) that sell directly to resellers and to end-users. In addition, the Company competes with master resellers which sell to franchisees, third-party dealers and end-users. Certain of the Company's current and potential competitors have greater financial, technical, marketing, and other resources than the Company and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Such competition could also result in price reductions, reduced margins, and loss of market share by the Company. See "Risk Factors-- Competition."

SERVICE MARKS

  The Company conducts its business under the trademark and service mark "ScanSource." The Company has been issued registrations for the mark "ScanSource" in the United States and Canada. The Company is also pursuing registrations of its trademarks and service marks "Catalyst" and "Catalyst Telecom" in the United States and Canada. The Company does not believe that its operations are dependent upon any of its trademarks or service marks. The Company also sells products and provides services under various trademarks, service marks, and trade names to which reference is made in this Prospectus that are the property of owners other than the Company. Such owners have reserved all rights with respect to their respective trademarks, service marks, and trade names.

FACILITIES

  The Company leases approximately 25,000 square feet in Greenville, South Carolina for its principal executive and sales office. The lease for about half of this space expires in September 1998 and for the balance of this space in September 2001. The Company's 81,000 square foot distribution center in Memphis, Tennessee is leased through November 2000. The Company also leases small offices in Tustin, California and Norcross, Georgia. Management believes the Company's office and warehouse facilities are adequate to support its current level of operations.

EMPLOYEES

  As of August 31, 1997, the Company had 131 employees, none of whom was a member of an industry trade union or collective bargaining unit. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings it believes could have a material adverse effect on its business, financial condition, or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following sets forth certain information regarding the Company's executive officers and directors:

           NAME            AGE                     POSITION
           ----            ---                     --------
Steven H. Owings..........  44 Chairman of the Board and Chief Executive Officer
Michael L. Bauer..........  40 President and Director
Jeffery A. Bryson.........  37 Chief Financial Officer and Treasurer
Robert S. McLain, Jr......  37 Vice President of Marketing
Steven R. Fischer(1)......  52 Director
James G. Foody(1).........  67 Director

--------
(1) Member of Audit Committee and Compensation Committee.

  STEVEN H. OWINGS has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in December 1992. From 1991 to 1992, Mr. Owings served as Chairman of the Board, Chief Executive Officer, and the sole shareholder of Argent Technologies, Inc., a personal computer manufacturer. From 1983 to 1991, Mr. Owings held various positions with Gates and its predecessors, including serving as President from December 1987 until December 1990, Chief Executive Officer from December 1987 to December 1991, and Chairman of the Board of Directors from December 1990 to December 1991. From December 1987 to September 1994, Mr. Owings served as a director of Gates. From July 1996 until April 1997, he was a director of Globelle Corporation, an international distributor of personal computer products.

  MICHAEL L. BAUR has served as President of the Company since its inception and as a director of the Company since December 1995. Prior to joining the Company, from April 1991 to November 1992, Mr. Baur served in various positions at Argent, including President and General Manager. In September 1989, Mr. Baur joined Gates as Product Manager and served as Merchandising Director from February 1990 to March 1991.

  JEFFERY A. BRYSON has served as Chief Financial Officer and Treasurer of the Company since December 1993. Prior to joining the Company, from 1990 to 1993, Mr. Bryson served as a senior manager with the accounting firm of KPMG Peat Marwick LLP, where he was employed for more than seven years. Mr. Bryson is also a certified public accountant.

  ROBERT S. MCLAIN, JR. has served as the Company's Vice President of Marketing since September 1997. Prior to joining the Company, from July 1995 to September 1997, Mr. McLain served as President of Transition. From July 1993 to June 1995, Mr. McLain was Director of Marketing with Gates, and from July 1991 to June 1993 he was a senior account executive with a broadcasting firm in Greenville, South Carolina.

  STEVEN R. FISCHER has served as a director of the Company since December 1995. Mr. Fischer has served as Senior Vice President and Regional Manager of Transamerica Business Credit Corporation since March 1992. From February 1981 to March 1992, Mr. Fischer served as Vice President and Regional Manager of Citibank, N.A.

  JAMES G. FOODY has served as a director of the Company since December 1995. Mr. Foody has served as a business consultant in Greenville, South Carolina since October 1990. Prior to that time, he served as a partner in the accounting firm of Ernst & Young LLP.

  The Board of Directors has set the size of the Board at five directors. Because only four directors were elected at the Company's last annual meeting, a vacancy exists which may be filled at the Board's discretion. Directors serve until the next annual meeting of shareholders and until their successors are elected. Except as otherwise set forth herein, executive officers serve at the discretion of the Board of Directors. See "--Employment Agreements."

  The Board of Directors has an Audit Committee and a Compensation Committee. The functions of the Audit Committee include recommending to the Board the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the financial statements of the Company and its internal accounting and auditing procedures. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's employee stock option plans, and considering such other matters as may from time to time be referred to the Compensation Committee by the Board of Directors.

  Directors are reimbursed for expenses incurred in connection with the performance of services as directors. In addition, directors who are not otherwise compensated as officers of the Company receive a fee of $1,000 per calendar quarter for their service on the Board of Directors and any committee thereof and also receive automatic grants of stock options under the Company's 1994 Stock Option Plan for Outside Directors. See "--Stock Option Plans."

EXECUTIVE COMPENSATION

  The following table sets forth the cash compensation paid or accrued to the Company's Chief Executive Officer, President, and Chief Financial Officer (the "Named Executive Officers") for fiscal 1997, 1996 and 1995. No other executive officer of the Company earned compensation in excess of $100,000 for services provided to the Company during such periods.

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                              ANNUAL COMPENSATION      AWARDS
                                             ---------------------- ------------
                                                                     SECURITIES
                                             FISCAL                  UNDERLYING
                    NAME                      YEAR  SALARY   BONUS    OPTIONS
                    ----                     ------ ------- ------- ------------
Steven H. Owings............................  1997  $96,000 $16,225   107,500
 Chairman of the Board and                    1996   77,532      --        --
 Chief Executive Officer                      1995   72,000      --        --
Michael L. Baur.............................  1997   87,000 109,327    51,000
 President                                    1996   87,000  46,554        --
                                              1995   72,000  57,550    30,000
Jeffery A. Bryson...........................  1997   60,000  73,434    17,500
 Chief Financial Officer and                  1996   60,000  16,580        --
 Treasurer                                    1995   60,000  11,096     8,000

EMPLOYMENT AGREEMENTS

  Effective January 1, 1997, and for a term extending through June 30, 1999, the Company entered into employment agreements with each of Steven H. Owings, Michael L. Baur, and Jeffery A. Bryson, pursuant to which Mr. Owings serves as Chief Executive Officer, Mr. Baur serves as President, and Mr. Bryson serves as Chief Financial Officer of the Company. These agreements provide for annual salaries of $96,000, $87,000, and $60,000 for Messrs. Owings, Baur, and Bryson, respectively, plus incentive bonuses based upon a percentage of the Company's operating income. The agreements also include non-competition provisions for two years following the expiration of the agreements or the earlier termination of employment.

RECENT OPTION GRANTS

  The following table sets forth the stock options granted to the Named Executive Officers during fiscal 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                                                                       POTENTIAL
                                                                                    REALIZABLE VALUE
                                                                                   AT ASSUMED ANNUAL
                                                                                     RATES OF STOCK
                                              PERCENT OF TOTAL                     PRICE APPRECIATION
                         NUMBER OF SECURITIES OPTIONS GRANTED                       FOR OPTION TERM
                          UNDERLYING OPTIONS  TO EMPLOYEES IN  EXERCISE EXPIRATION ------------------
          NAME                 GRANTED        LAST FISCAL YEAR  PRICE      DATE       5%       10%
          ----           -------------------- ---------------- -------- ---------- -------- ---------
STEVEN H. OWINGS
 Incentive Stock
  Option................         7,500               2.9        $14.50    12/06    $ 68,400 $ 173,325
 Non-Qualified Option...        30,000              11.7        $14.50    12/06     273,600   693,300
 Non-Qualified Option...        70,000              27.4        $16.50     1/07     726,600 1,841,000
MICHAEL L. BAUR
 Incentive Stock
  Option................        25,000               9.8        $11.25     7/06     177,000   448,250
 Non-Qualified Option...        16,000               6.3        $14.50    12/06     145,920   369,760
 Non-Qualified Option...        10,000               3.9        $16.50     1/07     103,800   263,000
JEFFERY A. BRYSON
 Incentive Stock
  Option................         5,000               2.0        $11.25     7/06      35,400    89,650
 Incentive Stock
  Option................         7,500               2.9        $14.50    12/06      68,400   173,325
 Non-Qualified Option...         5,000               2.0        $16.50     1/07      51,900   131,500

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information with respect to unexercised stock options held by the Named Executive Officers at June 30, 1997. No options granted by the Company were exercised by any Named Executive Officers during fiscal 1997.

                             FISCAL 1997 YEAR-END
                                 OPTION VALUES

                         NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                          UNEXERCISED OPTIONS AT FISCAL                 IN-THE-MONEY
                                    YEAR END                    OPTIONS AT FISCAL YEAR END(1)
                         -----------------------------------    --------------------------------
          NAME            EXERCISABLE        UNEXERCISABLE       EXERCISABLE      UNEXERCISABLE
          ----           ----------------   ----------------    --------------   ---------------
Steven H. Owings........            100,000              7,500   $           --    $           --
Michael L. Baur.........             50,000             51,000          370,473           137,652
Jeffery A. Bryson.......             20,334             15,166          147,349            31,776

--------
(1) Based on a per share price of $14.375, the closing price of the Common Stock as reported on The Nasdaq National Market on June 30, 1997, the last trading day of the fiscal year.

STOCK OPTION PLANS

 1993 Incentive Stock Option Plan

  The Company adopted the 1993 Incentive Stock Option Plan in July 1993 and amended the plan in December 1996 (the "1993 Employee Plan"). The Company has reserved 280,000 shares of Common Stock for issuance pursuant to the 1993 Employee Plan. The plan authorizes the issuance of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, to eligible employees of the Company. The Compensation Committee currently administers this plan. Future as well as present officers and employees who are directors are eligible to participate in the plan, but directors who are members of the Compensation Committee or who are not officers or employees of the Company are not eligible for participation. No option may be granted under the 1993 Employee Plan after June 2003. The Compensation Committee has discretionary authority to determine the individuals to whom options will be granted from among those individuals who are eligible, as well as the terms of, and the number of shares of Common Stock subject to such options. The exercise price of each incentive stock option under the plan shall not be less than 100% of the fair market value of the Common Stock at the time of grant, except in the case of a grant to an employee who owns more than 10% of the voting power of the Company's voting stock, the exercise price shall not be less than 110% of such fair market value. Options may be exercised in the manner and at such times as may be fixed by the Compensation Committee, but may not be exercisable after the tenth anniversary (fifth anniversary in the case of a 10% shareholder) of the date of grant. Generally options shall immediately terminate after ten years, to the extent not previously exercised. Upon termination of employment, other than for cause, options may be exercised during various periods not less than three months after the date of termination. Options are not transferable during the lifetime of an option holder. Shares issuable under any options that expire or terminate before exercise become available again for issuance. The Company has registered 200,000 shares of Common Stock reserved for the 1993 Employee Plan under the Securities Act and intends to register the remaining 80,000 shares reserved under the plan upon completion of this offering.

  At June 30, 1997, the Company had granted options under the 1993 Employee Plan for 216,584 shares of Common Stock, of which options for 194,583 shares remained unexercised. The Company has also from time to time granted non-qualified options to officers and employees of the Company and its affiliates for 202,000 shares in the aggregate. See "--Recent Option Grants."

 1994 Stock Option Plan for Outside Directors

  The Company adopted the 1994 Stock Option Plan for Outside Directors in December 1993 (the "Outside Director Plan"). The Company has reserved 65,000 shares of Common Stock for issuance to Board members who are not employees of the Company. Options for 5,000 shares of Common Stock under the Outside Director Plan are automatically granted on the day following each annual meeting of shareholders to each eligible director. The exercise price of all such options is the fair market value of the Common Stock on the date of grant. Options granted under the Outside Director Plan are exercisable beginning six months after the date of grant and may be exercised only during the period in which the option holder remains a director of the Company, and for one year thereafter. The option price shall be payable in full upon exercise in cash, by check, in shares of Common Stock already held by the option holder, or in any combination thereof. Options may not be exercised after the fifth anniversary of the date of grant. Generally, options shall immediately terminate after five years, to the extent not previously exercised. Shares issuable pursuant to options that expire or terminate prior to exercise become available again for issuance. The Company has registered 65,000 shares of Common Stock for issuance under the Outside Director Plan under the Securities Act.

  At June 30, 1997, options for the purchase of 30,000 shares of Common Stock pursuant to the Outside Director Plan had been granted, of which no options have been exercised. The Company has also from time to time in the past granted non-qualified options and warrants to directors who are not employees of the Company for 115,000 shares in the aggregate. The Company does not presently anticipate granting any more options or warrants to such directors except as permitted by the Outside Director Plan.

RETIREMENT PLAN

  In October 1993, the Company established a defined contribution retirement plan with a 401(k) feature (the "Retirement Plan") for all employees who meet certain length of service and other eligibility requirements. Pursuant to the Retirement Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Retirement Plan. The Retirement Plan permits, but does not require, additional matching contributions to the Retirement Plan by the Company on behalf of all participants in the Retirement Plan. During fiscal 1996, the Company provided a matching contribution equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 per participant. Participants' contributions to the Retirement Plan are immediately vested, and the Company's contributions to the Retirement Plan are vested over a period of three to seven years. Each participant has the right to direct the investment of the participant's funds among certain designated investment alternatives. The Retirement Plan is intended to qualify under Sections 401(a) and (k) of the Internal Revenue Code 1986, as amended, so that contributions by employees or by the Company and income earned on plan contributions are not taxable to employees until withdrawn from the Retirement Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

                             CERTAIN TRANSACTIONS

  In June 1994 the Company loaned $40,000 to Michael L. Baur, President of the Company, at 7.25% interest, with interest only payments for three years, and the principal balance due in June 1997. During 1996 and 1997 the Company renegotiated the loan to include additional advances of $43,000 and $100,000, respectively, and extended the term of the note to June 2000. The loan bears interest at 8.5% and is secured by a pledge of 15,000 shares of Common Stock owned by Mr. Baur. The highest principal balance on the loan during fiscal 1997 was $183,000, which is also the current principal balance. If the Underwriters' over-allotment option is exercised, Mr. Baur intends to use a portion of the net proceeds from the sale of his shares of Common Stock in this offering to repay in full his loan from the Company. See "Principal and Selling Shareholders".

  Steven H. Owings, Chairman of the Board and Chief Executive Officer of the Company, was a member of the Board of Directors of Globelle Corporation ("Globelle"), an international distributor of personal computer products, from July 1996 until April 1997 when he resigned. Through August 1996 the Company paid approximately $12,000 per month to Globelle pursuant to a warehouse service agreement. Subsequently, the Company subleased warehouse space from Globelle for approximately $12,000 per month through January 1997, at which time Globelle assigned its lease for the warehouse space to the Company and the Company subleased approximately half of such space on a month-to-month basis to Globelle for approximately $12,000 per month from January to March 1997. The Company also has a software license agreement with Globelle. Prior to opening its own account with FedEx in June 1997, the Company utilized Globelle's FedEx shipping contract. In July 1995 the Company and Globelle formed Transition as a joint venture to provide certain marketing services, such as the Company's "Solutions USA" quarterly trade shows. In July 1997, Transition repurchased Globelle's ownership interest, as a result of which the Company now owns 58% and Dennis B. Gates the remaining 42% of Transition. The Company intends to exercise its option to acquire Mr. Gates' 42% interest in Transition for a price not to exceed $220,100. The Company purchased $123,000 of marketing services from Transition during fiscal 1997. Mr. Owings is a member of the Board of Directors of Transition. Management believes that the terms of such transactions with Globelle and Transition are no less favorable to the Company than terms which could be negotiated with other unrelated parties. Globelle and Transition regularly engage in such activities as a part of their normal businesses.

  Gates previously owned 250,000 shares of Common Stock, or approximately 7.28% of the outstanding Common Stock, which were acquired in December 1993 for $375,000. Under an agreement with Gates (the "Services Agreement"), the Company obtained accounts payable, warehousing, shipping and receiving, and limited management information system services, for which it paid approximately $60,000 during fiscal 1995. The Company also received inventory financing from Gates, for which it paid interest of approximately $10,000 in fiscal 1995. Under the September 1994 agreement terminating the Services Agreement (the "Termination Agreement"), Gates was obligated to pay the Company approximately $1.4 million. Under the Termination Agreement, the Company had an option, exercisable until April 1996, to acquire all of the Common Stock held by Gates for $3.50 per share, which was exercised in March 1996. Steven H. Owings is a former Chief Executive Officer of Gates, and until September 1994, he was a director of Gates. Irwin Lieber and Eli Oxenhorn were directors of the Company until December 1995, and until September 1994, they were also directors of Gates. James G. Foody, a director of the Company since December 1995, served as a director of Gates until September 1994.

  In 1994, the Board of Directors formally adopted a policy under which any transaction between the Company and an affiliate of the Company is prohibited unless the transaction is fair to the Company, does not violate applicable law, is at rates and upon terms no less favorable to the Company than available for arms'-length transactions of the same type with unrelated third parties and is with an affiliate that regularly engages in such activity as part of its business.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock at September 11, 1997 of: (i) each person known by the Company to beneficially own five percent or more of the Common Stock;
(ii) each director of the Company who beneficially owns Common Stock; (iii) each executive officer who beneficially owns Common Stock; and (iv) all directors and executive officers of the Company, as a group, and as adjusted to reflect the sale of Common Stock offered hereby. Footnote (2) to the table also sets forth certain information with respect to the beneficial ownership of the Selling Shareholders, assuming the Underwriters exercise their over-allotment option in full.

                                               SHARES             SHARES
                                            BENEFICIALLY       BENEFICIALLY
                                           OWNED PRIOR TO      OWNED AFTER
                                            OFFERING(1)       OFFERING(1)(2)
                                         ------------------ ------------------
NAME                                     NUMBER  PERCENTAGE NUMBER  PERCENTAGE
----                                     ------- ---------- ------- ----------
Steven H. Owings(2)(3).................. 312,300     9.3%   312,300    6.6%
Richard Kaufman(4)...................... 287,000     8.8    287,000    6.2
Walter Scheuer(4)....................... 269,000     8.3    269,000    5.8
Barry Rubenstein(5)..................... 210,000     6.4    210,000    4.5
Wayne S. Reisner(4)..................... 209,000     6.4    209,000    4.5
Dennis B. Gates(6)...................... 190,000     5.8    190,000    4.1
Eli Oxenhorn(7)......................... 190,000     5.8    190,000    4.0
Michael L. Baur(2)(8)...................  65,000     2.0     65,000    1.4
Jeffery A. Bryson(2)(9).................  20,734       *     20,734      *
James G. Foody(10)......................  17,500       *     17,500      *
Steven R. Fischer(11)...................  16,000       *     16,000      *
Robert S. McLain, Jr.(12)...............   8,883       *      8,883      *
All directors and executive officers as
 a group (6 persons)(2)................. 444,217    12.8    444,217    9.0

--------
  * Amount represents less than 1.0%

 (1) Applicable percentage of ownership at September 11, 1997, is based upon 3,250,183 shares of Common Stock outstanding. Applicable percentage of ownership after completion of this offering is based upon 4,650,183 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares shown as beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the shares and percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
 (2) If the Underwriters' exercise their over-allotment option in full: (i)
     Mr. Owings will sell 20,000 shares and will beneficially own 292,300 shares, or 5.9% of the Common Stock outstanding after this offering; (ii) Mr. Baur will sell 30,000 shares and will beneficially own 35,000 shares, or less than 1.0% of the Common Stock outstanding after this offering;
     (iii) Mr. Bryson will sell 10,000 shares and will beneficially own 10,734 shares, or less than 1.0% of the Common Stock outstanding after this offering; (iv) Samuel M. Pringle and Kathrin R. Pringle, as co-trustees of the Pringle Family Education Trust under agreement dated April 13, 1994, will sell 2,200 shares, and will beneficially own no shares of the Common Stock outstanding after this offering; (v) John S. Ingles, Jr. and Susan P. Ingles, as co-trustees of the Ingles Family Education Trust under agreement dated April 13, 1994, will sell 2,200 shares, and will beneficially own no shares of the Common Stock outstanding after this offering; (vi) Brenda McCurry, an employee of the Company, will sell
     7,000 shares, and will beneficially own 3,333 shares, or less than 1.0% of the Common Stock outstanding after this offering; and (vii) all officers and directors as a group (6 persons) will beneficially own 384,217 shares, or 7.7% of the Common Stock outstanding after this offering.
 (3) The business address for the named individual is 6 Logue Court, Suite G, Greenville, South Carolina 29615. Includes 100,000 shares issuable pursuant to currently exercisable non-qualified options granted by the Company. Does not include 7,500 shares issuable pursuant to options granted by the Company which are not currently exercisable.
 (4) The business address for the named individual is 635 Madison Avenue, New York, New York 10022. Schedules filed with the Securities and Exchange Commission reflect: (i) Walter Scheuer, Richard Kaufman, and Wayne S. Reisner as three of the trustees of certain trusts for the benefit of Mr. Scheuer's children and grandchildren, which trusts hold an aggregate of 159,000 shares; (ii) Mr. Scheuer and Mr. Kaufman as executive officers of two foundations holding an aggregate of 12,000 shares; (iii) Mr. Scheuer as the general partner of a limited partnership holding 98,000 shares;
     (iv) Mr. Kaufman and Mr. Reisner as two of the trustees of a trust for the benefit of Mr. Scheuer and Mr. Scheuer's wife holding 50,000 shares; and (v) Mr. Kaufman as one of the trustees of a trust for the benefit of Mr. Scheuer's children holding 66,000 shares. While such schedules relate to an aggregate of 385,000 shares of Common Stock, the aggregate beneficial ownership reflected in the table for these individuals is greater than such amounts because more than one individual may be deemed to be the beneficial owner of the same securities. Each of Mr. Scheuer, Mr. Kaufman, and Mr. Reisner disclaims beneficial ownership of all shares held by the aforementioned entities.
 (5) The business address for the named individual is 68 Wheatley Road, Brookville, New York 11545. Includes 50,000 shares issuable pursuant to currently exercisable warrants granted by the Company; 100,000 shares owned by Woodland Partners, an investment partnership of which Mr. Rubenstein and his wife are the sole general partners; 40,000 shares held by Mr. Rubenstein's wife; and 20,000 shares held by a limited partnership of which Mr. Rubenstein is a general partner.
 (6) The business address for the named individual is 851 Arlington Boulevard, El Cerrito, California 94530.
 (7) The business address for the named individual is 56 Intervale, Roslyn, New York 11576. Includes 50,000 shares issuable pursuant to currently exercisable warrants granted by the Company.
 (8) Includes 50,000 shares issuable pursuant to currently exercisable options granted by the Company. Includes 15,000 shares pledged to secure a loan from the Company. Does not include 51,000 shares issuable pursuant to options granted by the Company which are not currently exercisable.
 (9) Includes 20,334 shares issuable pursuant to currently exercisable options granted by the Company. Does not include 15,166 shares issuable pursuant to options granted by the Company which are not currently exercisable.

(10) Includes 15,000 shares issuable pursuant to currently exercisable options granted by the Company and 500 shares held in the estate of Mr. Foody's wife, for which he is the personal representative.

(11) Includes 15,000 shares issuable pursuant to currently exercisable options granted by the Company.

(12) Includes 8,333 shares issuable pursuant to currently exercisable options granted by the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, no par value, and 3,000,000 shares of preferred stock, as to which the Company's Board of Directors has the authority to designate a par value (the "Preferred Stock"). As of September 11, 1997, 3,250,183 shares of Common Stock were outstanding, held of record by 49 shareholders. After completion of this offering, there will be 4,650,183 shares of Common Stock outstanding (4,813,783 shares if the Underwriters' over-allotment option is exercised in full). No shares of Preferred Stock are currently outstanding.

COMMON STOCK

  Subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Preferred Stock granted a liquidation preference upon its designation by the Board of Directors.

  Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock issued by the Company.

PREFERRED STOCK

  The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the number of shares constituting any series. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights, and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, under various circumstances, the issuance of Preferred Stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. Issuance of Preferred Stock could also adversely effect the market price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS AND UNIT PURCHASE OPTIONS

  The Company issued warrants for the purchase of 50,000 shares of Common Stock to each of Barry Rubenstein and Eli Oxenhorn, former directors, which are currently exercisable at a price of $2.00 per share. These warrants are non-transferable and expire in September 1998. The holders of these warrants are not entitled to require the Company to register the underlying shares under the Securities Act. In addition, in connection with the Company's initial public offering in March 1994, the Company issued certain unit purchase options to its former underwriter and certain affiliates thereof. Each unit purchase option entitles the holder to purchase one share of Common Stock and a warrant for one share of Common Stock for an option exercise price of $6.00 per unit, pursuant to the conditions set forth in the related unit purchase option agreement. Each warrant acquired by exercise of the unit purchase option entitles the holder to purchase one share of Common Stock for an exercise price of $5.50 per share. The unit purchase options expire in March 1999. The unit purchase option agreement also provides the holders with certain rights to require the Company to register the underlying shares under the Securities Act and to convert the unit purchase options into shares and warrants based upon a formula indexed to the market price of the Common Stock. At August 31, 1997, 42,000 unit purchase options remained outstanding, representing the right of the holders to acquire up to 84,000 shares of Common Stock at a weighted average price of $5.75 per share. Neither the warrants nor the unit purchase options provide any holders thereof with the voting rights of a shareholder prior to valid exercise. See "Principal and Selling Shareholders."

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

  Shareholders' rights and related matters are governed by the South Carolina Business Corporation Act of 1988, as amended (the "South Carolina Code") and the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws.

  Limitations of Liability and Indemnification. As permitted by the South Carolina Code, the Company's Articles provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law; (iii) for any unlawful distribution as set forth in the South Carolina Code; or (iv) for any transaction from which the director derived an improper personal benefit. While these provisions eliminate the right to recover monetary damages from directors except in limited circumstances, rights to seek injunctive or other non-monetary relief are not eliminated. In addition, the Bylaws set forth certain indemnification provisions as a contractual right of the Company's directors and officers, and permit indemnification of the Company's employees and agents.

  Anti-Takeover Effects of Certain Provisions. The South Carolina Code contains provisions that may have the effect of delaying, deferring or preventing a change in control of a company unless a company's articles of incorporation expressly provide otherwise. The Articles provide that the Company elects not to be governed by such provisions of the South Carolina Code. However, the Articles expressly permit the Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets, or any similar extraordinary transaction, to consider: (i) all relevant factors, including without limitation the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company and its subsidiaries, on the communities and geographical areas in which the Company and its subsidiaries operate or are located and on any of the business and properties of the Company or any of its subsidiaries; and (ii) the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern.

  The foregoing provisions contained in the Articles as well as the right of the Board of Directors to designate the features of and issue shares of Preferred Stock without a shareholder vote may tend to discourage attempts by third parties to acquire any substantial ownership position in the Common Stock and may adversely effect the price that such a potential purchaser would be willing to pay for the Common Stock.

  Restrictions on Special Meetings. Under the Bylaws, special meetings of the shareholders may be called only by the President, the Chairman of the Board, a majority of the directors, or the holders of record of 10% or more of the Company's outstanding shares of stock entitled to vote at such meeting. This provision may impede a shareholder who wishes to require the Company to call a special meeting of shareholders to consider any proposed corporate action.

  Directors--Number, Vacancies, Removal, and Nomination. Under the Bylaws, the Board of Directors determines the number of directors on the Board and fills any newly created directorships or director vacancies, although directors elected by the Board to fill vacancies may serve only until the next annual meeting of shareholders at which directors are elected by the shareholders to fill such vacancies. Directors may be removed from office, with or without cause, by a vote of the holders of the majority of the shares of the Company's voting stock or by a majority of the directors for cause. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors, but a shareholder must submit written notice of such shareholder's intent to make such nomination to the Secretary of the Company no later than 90 days before the annual meeting of shareholders, and such notice must conform to the requirements of the Bylaws.

TRANSFER AGENT AND REGISTRAR

  Continental Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for the Common Stock.

REGISTRATION RIGHTS

  The holders of unit purchase options, representing rights to acquire an aggregate of up to 84,000 shares of Common Stock (the "Registrable Securities"), are entitled to certain demand and piggyback registration rights. The Company has committed to satisfy such demand rights, if requested by the holders, by registering such Registrable Securities under the Securities Act 90 days after the effective date of the offering, and to cause such registration to remain effective for at least nine months thereafter. In addition, if the Company otherwise proposes to register any of its securities under the Securities Act for its own account, holders of Registrable Securities may require the Company to include all or a portion of their Registrable Securities in the Company's registration, provided, among other conditions, that the managing underwriter of such offering does not object or limit the number of Registrable Shares to be included. In general, all fees, costs, and expenses of such registrations (other than underwriting commissions and expenses of legal counsel representing such holders) will be borne by the Company. The demand and piggyback registration rights of such holders terminate in March 1999 and March 2001, respectively.

                        SHARES ELIGIBLE FOR FUTURE SALE


  Upon completion of this offering, the Company will have outstanding 4,650,183 shares of Common Stock (4,813,783 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares, the 1,150,000 shares of Common Stock sold in the Company's initial public offering in March 1994, the approximately 1,150,000 shares issued pursuant to the subsequent redemption of warrants granted in the initial public offering, approximately 31,000 shares issued pursuant to exercise of options which were registered under a Form S-8 registration statement, 50,000 shares issued pursuant to exercise of options which were registered under a Form S-3 registration statement, and the 1,400,000 shares offered hereby (1,610,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act other than by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock outstanding after completion of this offering were issued in private transactions and are eligible for sale in the public markets at prescribed times, subject to compliance with an exemption from the registration requirements of the Securities Act, such as Rule 144 or Rule 144A.

  In addition, at June 30, 1997, options and warrants to purchase an aggregate of 650,583 shares of Common Stock were outstanding, of which options and warrants for 466,166 shares were currently exercisable. See "Management-- Recent Option Grants" and "--Stock Option Plans."

  The Company, all directors and executive officers, and certain other beneficial owners of an aggregate of 435,866 shares of Common Stock as of September 11, 1997 (excluding shares offered hereby), and holders of unit purchase options representing rights to acquire up to 84,000 shares of Common Stock, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. Also, beneficial holders of an additional 385,000 shares of Common Stock as of September 4, 1997 (excluding shares offered hereby) have agreed to similar restrictions for a period of 60 days after the date of this Prospectus. Upon expiration of these lock-up periods, such shares will be eligible for immediate sale, subject in certain cases to volume and other limitations under Rule 144. In addition, the holders of unit purchase options representing rights to purchase up to 84,000 shares are entitled to have their shares registered at the exiration of the 90-day lockup period under certain conditions. See "Underwriting" and "Description of Capital Stock--Registration Rights."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of one percent of the then-outstanding shares of Common Stock (approximately 46,502 shares after completion of this offering) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice, and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule
144. Rule 144A under the Securities Act permits the immediate sale by the holders of restricted shares of all or a portion of their shares to certain "qualified institutional buyers" as defined in Rule 144A.

  Sales of substantial amounts of such shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc. and William Blair & Company, L.L.C. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   The Robinson-Humphrey Company, Inc.................................
   William Blair & Company, L.L.C.....................................
                                                                       ---------
     Total............................................................ 1,400,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby (other than the shares subject to the Underwriters' over-allotment option) if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share in sales to certain
other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed.

  The Underwriters have been granted an option, exercisable during the 30-day period after the date of this Prospectus, to purchase (i) first, up to an aggregate of 71,400 additional shares of Common Stock from the Selling Shareholders (which if partially exercised will be purchased from the Selling Shareholders on a pro rata basis), and (ii) second, up to an aggregate of 138,600 additional shares of Common Stock from the Company, all at the same price per share that the Company will receive for the 1,400,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have made a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,400,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,400,000 shares are being sold.

  Pursuant to the terms of lock-up agreements, holders of approximately 435,866 shares of the Common Stock and holders of unit purchase options representing rights to acquire up to 84,000 shares of Common Stock have agreed with the Representatives that, except for 71,400 shares that will be sold by the Selling Shareholders if the Underwriters' over-allotment option is exercised in full, until 90 days after the date of this Prospectus, subject to certain limited exceptions, they will not sell or otherwise dispose of shares of Common Stock, or other securities of the Company, without the prior written consent of The Robinson-Humphrey Company, Inc. Also, holders of an additional 385,000 shares of the Common Stock have agreed to similar restrictions until 60 days after the date of this Prospectus.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq National Market may engage in passive market-making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce the short position by purchasing the Common Stock in the open market. The Representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the issuance of the shares offered hereby will be passed upon for the Company by Nexsen Pruet Jacobs & Pollard, LLP, Columbia, South Carolina. As of August 31, 1997, certain attorneys with Nexsen Pruet Jacobs & Pollard, LLP held 8,800 shares of Common Stock. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

  The financial statements of the Company as of June 30, 1996 and 1997, and for each of the years in the three-year period ended June 30, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement," which term shall include all amendments thereto) under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto. Statements contained in this Prospectus concerning the provisions of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by this reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. The Commission's Web site address is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report............................................. F-2
Balance Sheets as of June 30, 1996 and 1997.............................. F-3
Statements of Income for the years ended June 30, 1995, 1996 and 1997.... F-4
Statements of Shareholders' Equity for the years ended June 30, 1995,
 1996 and 1997........................................................... F-5
Statements of Cash Flows for the years ended June 30, 1995, 1996 and
 1997.................................................................... F-6
Notes to Financial Statements............................................ F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors ScanSource, Inc.

  We have audited the accompanying balance sheets of ScanSource, Inc. as of June 30, 1996 and 1997 and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. at June 30, 1996 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.


Greenville, South Carolina                    KPMG Peat Marwick LLP
August 1, 1997

                                SCANSOURCE, INC.
                                 BALANCE SHEETS
                             JUNE 30, 1996 AND 1997

                                                                1996     1997
                                                               -------  ------
                                                               (IN THOUSANDS)
ASSETS
Current assets
  Receivables:
    Trade, less allowance for doubtful accounts of $527,000
     and
     $1,174,000 at June 30, 1996 and 1997, respectively....... $ 7,463  11,385
    Other.....................................................     531     732
                                                               -------  ------
                                                                 7,994  12,117
  Inventories.................................................  17,538  20,724
  Prepaid expenses and other..................................      52     300
  Deferred tax asset..........................................   1,001   1,565
                                                               -------  ------
      Total current assets....................................  26,585  34,706
                                                               -------  ------
Property and equipment:
  Furniture and equipment.....................................   1,261   2,007
  Leasehold improvements......................................     286     609
                                                               -------  ------
                                                                 1,547   2,616
  Less accumulated depreciation...............................    (363)   (736)
                                                               -------  ------
                                                                 1,184   1,880
Intangible assets, net........................................     871     788
Deferred offering costs.......................................     --      390
Other assets..................................................     102     524
                                                               -------  ------
      Total assets............................................ $28,742  38,288
                                                               =======  ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable...................................... $ 8,287  13,397
  Accrued compensation cost...................................      97     207
  Accrued expenses and other liabilities......................     600     664
  Income tax payable..........................................     540     257
                                                               -------  ------
      Total current liabilities...............................   9,524  14,525
                                                               -------  ------
Deferred tax liability........................................      26      47
Line of credit................................................   3,779   5,391
                                                               -------  ------
      Total liabilities.......................................  13,329  19,963
                                                               -------  ------
Shareholders' equity:
  Preferred stock, no par value; 3,000,000 shares authorized,
   none issued................................................     --      --
  Common stock, no par value; 10,000,000 shares authorized;
   3,235,183 and 3,249,183 shares issued and outstanding at
   June 30, 1996 and 1997, respectively.......................  11,935  12,307
                                                               -------  ------
                                                                11,935  12,307
  Retained earnings...........................................   3,478   6,018
                                                               -------  ------
      Total shareholders' equity..............................  15,413  18,325
  Commitments ................................................
                                                               -------  ------
      Total liabilities and shareholders' equity.............. $28,742  38,288
                                                               =======  ======

                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                              STATEMENTS OF INCOME

                    YEARS ENDED JUNE 30, 1995, 1996 AND 1997

                                         1995           1996         1997
                                     -------------  ------------ ------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................... $      34,235        55,670       93,922
Cost of goods sold..................        29,444        47,856       81,361
                                     -------------  ------------ ------------
    Gross profit....................         4,791         7,814       12,561
Selling, general and administrative
 expenses...........................         3,128         4,955        7,918
Amortization of intangibles.........            83            83           83
                                     -------------  ------------ ------------
    Total operating expenses........         3,211         5,038        8,001
                                     -------------  ------------ ------------
    Operating income................         1,580         2,776        4,560
Other income (expense):
  Gain from contract termination,
   net..............................         1,000           200          --
  Other income (expense), net.......           (72)           75         (464)
                                     -------------  ------------ ------------
    Total other income (expense)....           928           275         (464)
                                     -------------  ------------ ------------
    Income before income taxes......         2,508         3,051        4,096
Income taxes........................           997         1,193        1,556
                                     -------------  ------------ ------------
    Net income...................... $       1,511         1,858        2,540
                                     =============  ============ ============
Per share data:
  Primary
    Net income...................... $         .50           .53          .73
                                     =============  ============ ============
    Weighted average shares
     outstanding....................         3,271         3,556        3,460
                                     =============  ============ ============
  Fully diluted
    Net income...................... $         .50           .53          .73
                                     =============  ============ ============
    Weighted average shares
     outstanding....................         3,271         3,560        3,465
                                     =============  ============ ============


                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1995, 1996 AND 1997

                                                  COMMON STOCK
                                                   SUBJECT TO
                                         COMMON     PUT/CALL   RETAINED
                                          STOCK      OPTION    EARNINGS TOTAL
                                         -------  ------------ -------- ------
                                                    (IN THOUSANDS)
Balance at June 30, 1994................ $ 5,392      (750)       109    4,751
  Issuance of stock pursuant to the
   exercise of warrants and the unit
   purchase option......................     134       --         --       134
  Net income............................     --        --       1,511    1,511
                                         -------      ----      -----   ------
Balance at June 30, 1995................   5,526      (750)     1,620    6,396
  Issuance of stock pursuant to the
   exercise of warrants and the unit
   purchase price option, net of
   offering costs.......................   6,732       --         --     6,732
  Issue of stock due to exercise of
   stock options........................     552       --         --       552
  Exercise of call option...............     --        750        --       750
  Purchase of shares owned by Gates/FA..    (875)      --         --      (875)
  Net income............................     --        --       1,858    1,858
                                         -------      ----      -----   ------
Balance at June 30, 1996................  11,935       --       3,478   15,413
  Issuance of stock due to exercise of
   options..............................      32       --         --        32
  Tax benefit from deductible
   compensation arising from exercise of
   stock options........................     165       --         --       165
  Issuance of stock options.............     175       --         --       175
  Net income............................     --        --       2,540    2,540
                                         -------      ----      -----   ------
Balance at June 30, 1997................ $12,307       --       6,018   18,325
                                         =======      ====      =====   ======


                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                            STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 1995, 1996 AND 1997

                                                        1995     1996     1997
                                                       -------  -------  ------
                                                           (IN THOUSANDS)
Cash flows from operating activities:
 Net income..........................................  $ 1,511    1,858   2,540
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation.......................................       79      238     373
  Amortization of intangible assets..................       83       83      83
  Deferred income taxes, net.........................     (477)    (347)   (543)
  Deferred gain......................................      200     (200)    --
  Other, net.........................................       (3)     --      --
  Changes in operating assets and liabilities:
  Receivables........................................   (1,710)  (3,810) (4,123)
  Inventories........................................   (6,037) (11,232) (3,186)
  Prepaid expenses and other.........................        4       (3)   (248)
  Due from Gates/FA..................................     (750)     750     --
  Deposit with Gates/FA..............................    1,266      --      --
  Trade accounts payable.............................    2,685    4,909   5,110
  Accrued compensation...............................       54        5     110
  Accrued expenses and other liabilities.............      238      196      64
  Income tax payable.................................    1,036     (769)   (118)
  Other noncurrent assets............................       (5)       4    (247)
                                                       -------  -------  ------
   Net cash used in operating activities.............   (1,826)  (8,318)   (185)
                                                       -------  -------  ------
Cash flows from investing activities:
 Capital expenditures, net...........................     (669)    (659) (1,069)
 Advances to officer under note......................      --       (43)    --
 Repayments of amount due to former Alpha Data
  shareholder........................................     (120)     --      --
 Purchase of MicroBiz................................     (531)     --      --
 Payments to MicroBiz................................      (98)    (202)    --
                                                       -------  -------  ------
   Net cash used in investing activities.............   (1,418)    (904) (1,069)
                                                       -------  -------  ------
Cash flows from financing activities:
 Cash proceeds from exercise of stock options, net...      --       552      32
 Advances from line of credit, net...................    1,200    2,579   1,612
 Payment of deferred offering costs..................      --       --     (390)
 Cash proceeds from exercise of warrants and the unit
  purchase option, net of offering costs.............      134    6,779     --
 Repurchase of shares from Gates/FA..................      --      (875)    --
 Cost of pending warrant redemption..................      (47)     --      --
                                                       -------  -------  ------
   Net cash provided by financing activities.........    1,287    9,035   1,254
                                                       -------  -------  ------
   Increase (decrease) in cash.......................   (1,957)    (187)    --
Cash at beginning of year............................    2,144      187     --
                                                       -------  -------  ------
Cash at end of year..................................  $   187      --      --
                                                       =======  =======  ======
Supplemental information:
 Interest paid.......................................  $   439       15     387
                                                       =======  =======  ======
 Income taxes paid...................................  $    76    2,309   1,762
                                                       =======  =======  ======
Supplemental noncash information:
 Note issued in connection with the purchase of
  MicroBiz...........................................  $   300      --      --
                                                       =======  =======  ======

                See accompanying notes to financial statements.

                               SCANSOURCE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            JUNE 30, 1996 AND 1997

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Business

  ScanSource, Inc. ("Company") is a leading distributor of specialty technology products, including automatic identification, point of sale and telephone equipment. The Company is a South Carolina corporation whose fiscal year end is June 30.

 Revenue Recognition

  The Company records revenue when products are shipped.

 Concentration of Credit Risk

  Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in a particular industry or geographic area. As a result, management believes no additional credit risk beyond amounts provided for collection losses is inherent in the Company's accounts receivable.

  More than a majority of the Company's net revenues in 1995, 1996 and 1997 were received from the sale of products purchased from the Company's top ten vendors.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market.

 Long-Lived Assets

  Property and equipment are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over estimated useful lives of 3-5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

  Intangible assets consist primarily of goodwill which is amortized on a straight-line basis over fifteen years. Accumulated amortization was $223,000 and $306,000 at June 30, 1996 and 1997, respectively.

  The Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," effective July 1, 1996. The Company reviews its long-lived assets (property, plant and equipment, and related goodwill that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The adoption of Statement No. 121 had no impact on the Company's financial position or results of operations.

 Cash Management System

  Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the line of credit. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $763,000 and $966,000 at June 30, 1996 and 1997, respectively, for which checks are outstanding.

                               SCANSOURCE, INC.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Vendor Programs

  Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, or a reduction of selling, general and administrative expenses according to the nature of the program.

  The Company does not provide warranty coverage of its product sales. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

 Income Taxes

  The Company records income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Accounting for Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 requires that an entity recognize in its financial statements the costs (determined by a fair value based method) related to its employee stock-based compensation plans, such as stock option and stock purchase plans.

  Alternatively, SFAS No. 123 also allows an entity to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and, if earnings per share is presented, pro forma earnings per share disclosures for employee stock options granted in fiscal years beginning after December 15, 1994 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 Fair Value of Financial Instruments

  The Company values financial instruments as required by FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments".

  The carrying value of financial instruments such as cash, accounts receivable, and accounts payable and accrued liabilities approximated their fair values, based upon the short maturities of these instruments.

  The carrying amounts of debt issued pursuant to the bank credit agreement approximates fair value because interest rates on these instruments approximate current market interest rates.

                               SCANSOURCE, INC.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Recent Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 128, "Earnings Per Share." Statement No. 128 is effective for financial statements issued for interim and annual periods ending after December 31, 1997, and establishes standards for computing and presenting earnings per share (EPS). Early adoption of Statement No. 128 is not permitted. Once adopted, Statement No. 128 requires previously reported EPS data to be restated to reflect its provisions. Statement No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings Per Share", and then makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS and requires dual presentation of basic and fully diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the fully diluted EPS computation. The Company will adopt Statement No. 128 in fiscal 1998 and is not expected to have a negative impact on previously reported EPS data.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) OPERATIONS AGREEMENTS

  (a) From December 1992 to September 1994, the Company operated under an agreement with Gates/FA Distributing, Inc. ("Gates/FA"). An officer of Gates/FA was a director of the Company. The chief executive officer and several directors and shareholders of the Company were also directors and shareholders of Gates/FA. For the year ended June 30, 1995, approximately $5,700,000 of the Company's purchases were made through Gates/FA. In December 1992, Gates/FA agreed to a non-compete contract in the data collection or bar code industry, and in return, received an option to purchase 250,000 shares of the Company's common stock which it exercised in December 1993. These shares were repurchased by the Company in March 1996.

  (b) Under terms of an Agreement to Terminate Distribution Services, Gates/FA agreed to a more limited covenant not to compete for a period reduced from two years to one year from the termination of services to the Company.

      As compensation for reducing the noncompete term and ending the operations agreement before its scheduled expiration, Gates/FA agreed to pay the Company $1.4 million. Of this amount, $650,000 was received in September 1994 and the remaining $750,000 was collected by April 1996 as described below. The Company recognized the $1.4 million as other income in the statement of operations ratably over the term of the noncompete agreement from September 1994 to August 1995, net of approximately $100,000 of expenses incurred by the Company to move its inventory and connect to a new computer system. For the year ended June 30, 1995, the Company recognized $1,000,000 (net of additional moving costs of $100,000 in note 2(c)) as other income and provided $440,000 for related income taxes. The remaining $200,000 of the amount was recognized as other income in fiscal 1996, along with $80,000 of related income taxes.

                               SCANSOURCE, INC.

(2) OPERATIONS AGREEMENTS--(CONTINUED)

      Under terms of the termination agreement, the Company had an option to call Gates/FA's shares of the Company's stock at $3.50 per share, which it exercised in March 1996. To ensure that the Company had sufficient liquidity to purchase the shares, Gates/FA had negotiated to hold back $750,000 of its contract termination payment at the time of the contract renegotiation. The Company collected this amount in March 1996 and used it to pay $750,000 of the $875,000 call price of the repurchased shares.

  (c) In May 1995, the Company rented space in a third party facility in Memphis, Tennessee, and began performing its product handling and management information services (MIS) internally. The Company incurred approximately $100,000 of expense to move its inventory to the new facility. For the fiscal years ended June 30, 1996 and 1997 the Company paid approximately $144,000 and $117,000, respectively, to this third party. In June 1996 a Company officer and director was elected to the Board of Directors of the third party until his resignation in April 1997. Management believes the pricing of all transactions with the third party is representative of arm's length costs, and is comparable to terms which could be negotiated with others.

(3) ACQUISITION

  In July 1994, the Company purchased the equipment distribution portion of MicroBiz Corporation's business for $300,000 in cash and approximately $300,000 to be paid over two years, based upon the sales performance of certain former MicroBiz customers. The purchase included MicroBiz' equipment inventory for $231,000, certain customer lists and distribution contracts, and MicroBiz agreeing not to compete for a period of 42 months. The Company agreed to provide up to $45,000 in certain marketing programs to MicroBiz, and after costs of the transaction of $5,000, recorded goodwill for approximately $650,000.

(4) LINE OF CREDIT

  On October 26, 1995, the Company closed a line of credit agreement whereby the Company could borrow up to $8,000,000, based upon 80% of eligible accounts receivable and 40% of non-IBM inventory, at the 30 day LIBOR rate of interest plus 2.35%. The effective interest rate was 7.79% at June 30, 1996 and the outstanding balance on the line of credit was $3,779,000, on a loan base of $8,000,000, leaving $4,221,000 available at June 30, 1996.

  In November 1996, the Company closed a line of credit agreement with a bank whereby the Company can borrow up to $15 million, based upon 80% of eligible accounts receivable and 40% of non-IBM inventory at the 30 day LIBOR rate of interest plus a rate varying from 2.00% to 2.65% tied to the Company's debt to net worth ratio ranging from 1:1 to 2:1. The effective interest rate was 7.8375% at June 30, 1997 and the outstanding balance on the line of credit was $5,391,000, on a loan base of $14,628,000, leaving $9,237,000 available at
June 30, 1997. The revolving credit facility is secured by accounts receivable and non-IBM inventory. The agreement contains certain financial covenants including minimum net worth and capital expenditure requirements and a maximum debt to tangible net worth ratio. The Company was either in compliance with the various covenants or had obtained waivers of noncompliance at June 30, 1997.

                               SCANSOURCE, INC.

(5) SHAREHOLDERS' EQUITY, STOCK OPTIONS, WARRANTS AND EQUITY TRANSACTIONS

 (a) Incentive Stock Option Plan

  The Company has an incentive stock option plan which reserves 280,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% per year. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant.

  A summary of activity in the incentive stock option plan for the years ended June 30, 1996 and 1997 is as follows:

                                      1996                      1997
                            ------------------------- -------------------------
                                     WEIGHTED AVERAGE          WEIGHTED AVERAGE
                            SHARES    EXERCISE PRICE  SHARES    EXERCISE PRICE
                            -------  ---------------- -------  ----------------
Stock options outstanding:
  Beginning of year........ 111,834       $ 6.73       95,167       $ 6.95
  Granted..................   3,500        12.50      103,750        12.73
  Exercised................ (17,167)        4.23       (4,000)        7.15
  Terminated...............  (3,000)        8.00         (334)        8.00
                            -------                   -------
  End of year..............  95,167         6.95      194,583        10.04
                            -------                   -------
Exercisable, end of year...  42,000       $ 5.39       67,166       $ 6.04
                            =======                   =======

  The following table summarizes information about stock options outstanding under the incentive stock option plan at June 30, 1997:

            OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
--------------------------------------------- ----------------------------
                             WEIGHTED AVERAGE
   RANGE OF        NUMBER       REMAINING       NUMBER    WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING CONTRACTUAL LIFE EXERCISABLE  EXERCISE PRICE
---------------  ----------- ---------------- ----------- ----------------
$ 1.50-2.75         26,000         6.3          26,000         $ 2.06
    8.00            11,333           7           7,333           8.00
    8.88            50,000           8          32,667           8.88
 10.75-12.50        58,000           9           1,166          12.50
   14.50            49,250         9.5            --             --
                   -------                      ------
                   194,583                      67,166
                   =======                      ======

 (b) Other Stock Options, Warrants and Equity Transactions

  Under the directors' stock option plan, 65,000 shares of common stock have been for issuance to non-employee directors, of which 20,000 and 30,000 were outstanding at June 30, 1996 and 1997, respectively. The Company has issued additional options and warrants to employees and former directors, of which 175,000 and 317,000 were outstanding at June 30, 1996 and 1997, respectively.

  In May 1997, the Company issued options immediately exercisable to purchase 25,000 shares of common stock at the then current market price of $13.50 per share, extending to December 2003, to third-parties, all of which were outstanding at June 30, 1997. The Company recorded the transaction at the fair value of $7.00 per share, or $175,000, computed using the Black Scholes option-pricing model.

                               SCANSOURCE, INC.

(5) SHAREHOLDERS' EQUITY, STOCK OPTIONS, WARRANTS AND EQUITY TRANSACTIONS-- (CONTINUED)

  Following is a summary of activity for the years ended June 30, 1996 and 1997 of all options and warrants not included in the incentive stock option plan shown above:

                                      1996                      1997
                            ------------------------- -------------------------
                                     WEIGHTED AVERAGE          WEIGHTED AVERAGE
                            SHARES    EXERCISE PRICE  SHARES    EXERCISE PRICE
                            -------  ---------------- -------  ----------------
Stock options outstanding:
  Beginning of year........ 205,000       $ 3.85      195,000       $ 4.24
  Granted..................  40,000        13.16      197,000        15.20
  Exercised................ (50,000)        9.75      (10,000)        1.50
  Terminated...............      --           --      (10,000)       11.88
                            -------                   -------
  End of year.............. 195,000         4.24      372,000         9.92
                            -------                   -------
Exercisable, end of year... 168,333       $ 4.05      315,000       $ 9.71
                            =======                   =======

  The following table summarizes information about all stock options and warrants not included in the incentive stock option plan at June 30, 1997:

            OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
--------------------------------------------- ----------------------------
                             WEIGHTED AVERAGE
   RANGE OF        NUMBER       REMAINING       NUMBER    WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING CONTRACTUAL LIFE EXERCISABLE  EXERCISE PRICE
---------------  ----------- ---------------- ----------- ----------------
$ 1.50-3.75        130,000         6.2          130,000        $ 2.05
  8.63-11.88        25,000         8.2           10,000          9.37
   13.50            25,000         2.8           25,000         13.50
 14.13-16.50       192,000         9.5          150,000         15.71
                   -------                      -------
                   372,000                      315,000
                   =======                      =======

  In connection with the Company's initial public offering of units, the Company sold a unit purchase option (UPO) for the right to purchase up to 100,000 units at $6 per unit. Each UPO entitles the holder to purchase one share of common stock and a warrant for one share of common stock for an additional $5.50 per warrant. The UPO became exercisable beginning March 18, 1995 and is to expire on March 18, 1999; 42,000 units were outstanding at June 30, 1996 and 1997, respectively.

  On September 19, 1995, the Company redeemed its then outstanding common stock purchase warrants. Prior to the redemption date, substantially all of the outstanding warrants were exercised, generating proceeds of $6.3 million net of estimated costs of approximately $100,000.

  The Company has deferred the offering costs associated with a planned public offering of its common stock that was postponed in March 1997. In June 1997, the Company proceeded with its plans for a public offering of its common stock, and as a result, the Company expects to file a registration statement in September 1997.

                               SCANSOURCE, INC.

(5) SHAREHOLDERS' EQUITY, STOCK OPTIONS, WARRANTS AND EQUITY TRANSACTIONS-- (CONTINUED)

 (c) Fair Value and Pro Forma Information

  The per share weighted-average fair value of stock options granted under the incentive stock option plan during the years ended June 30, 1996 and 1997 was $10.14 and $10.74 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996--expected dividend yield of 0%, volatility of 69.8%, risk-free interest rate of 6.73%, and an expected life of 10 years; 1997--expected dividend yield 0%, expected volatility of 76.8%, risk-free interest rate of 6.43%, and an expected life of 10 years.

  The per share weighted-average fair value of all stock options and warrants not included in the incentive stock plan granted during the years ended June 30, 1996 and 1997 was $10.54 and $13.20 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1996--expected dividend yield of 0%, expected volatility of 64.7%, risk-free interest rate of 5.96%, and an expected life of 10 years; 1997--expected dividend yield of 0%, expected volatility of 80.6%, risk-free interest rate of 6.35%, and an expected life of 10 years.

  The Company applies APB Opinion No. 25 in accounting for its stock options and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options in its Plan under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1996                   1997
                                                        -----------             ---------
      Net income                As reported             $ 1,858,000             2,540,000
                                                        ===========             =========
                                Pro forma               $ 1,737,000             2,042,000
                                                        ===========             =========
      Earnings per share
        Primary                 As reported             $       .53                   .73
                                                        ===========             =========
                                Pro forma               $       .49                   .59
                                                        ===========             =========
        Fully diluted           As reported             $       .53                   .73
                                                        ===========             =========
                                Pro forma               $       .49                   .59
                                                        ===========             =========

  Pro forma net income reflects only options granted during the years ended June 30, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in net income effected above because compensation cost is reflected over the options vesting period of 3 years for options issued under the incentive stock option plan and compensation cost for options granted prior to July 1, 1995 is not considered.

(6) RELATED PARTY TRANSACTIONS

  In June 1994, the Company loaned an officer of the Company $40,000 to be repaid under terms of a note at 7.25% interest, in interest only payments for three years, with the principal balance due in June 1997. During 1996 and 1997, the Company renegotiated the loan to include additional advances of $43,000 and $100,000, respectively, and extended the term of the note to June 2000. The $183,000 loan at June 30, 1997 is included in other assets, bears interest at $8.5% and is secured by 15,000 shares of the Company's common stock owned by the officer.

                               SCANSOURCE, INC.

(6) RELATED PARTY TRANSACTIONS--(CONTINUED)

  In July 1995, the Company was granted 19% ownership of Transition Marketing (Transition), in exchange for the Company's commitment to use Transition as its contract provider of marketing services. The Company invested $119,000 in Transition in September 1996 to increase its ownership to 42% at June 30, 1997. The investment in Transition is accounted for under the equity method. The Company purchased $278,000 and $123,000 of marketing services from Transition for the years ended June 30, 1996 and 1997, respectively, and had loaned $122,000 at a 9% interest rate to Transition at June 30, 1996, which was repaid in October 1996. A Company officer and director is a member of the Board of Directors of Transition. Management believes the pricing of all transactions with Transition is representative of arm's length costs, and is comparable to terms which could be negotiated with others.

(7) INCOME TAXES

  Income tax expense (benefit) for the years ended June 30, 1995, 1996 and 1997 consists of:

                                                   CURRENT   DEFERRED    TOTAL
                                                  ---------- --------  ---------
   1995:
     Federal..................................... $1,314,000 (427,000)   887,000
     State.......................................    160,000  (50,000)   110,000
                                                  ---------- --------  ---------
                                                  $1,474,000 (477,000)   997,000
                                                  ========== ========  =========
   1996:
     Federal..................................... $1,382,000 (292,000) 1,090,000
     State.......................................    158,000  (55,000)   103,000
                                                  ---------- --------  ---------
                                                  $1,540,000 (347,000) 1,193,000
                                                  ========== ========  =========
   1997:
     Federal..................................... $1,874,000 (456,000) 1,418,000
     State.......................................    225,000  (87,000)   138,000
                                                  ---------- --------  ---------
                                                  $2,099,000 (543,000) 1,556,000
                                                  ========== ========  =========

  Income tax expense differed from the amount computed by applying the Federal income tax rate of 34% as a result of the following:

                                                       YEAR ENDED JUNE 30,
                                                   ----------------------------
                                                     1995     1996      1997
                                                   -------- --------- ---------
   Computed "expected" tax expense...............  $853,000 1,037,000 1,393,000
   Increase (decrease) in income taxes resulting
    from:
     Additional provision for income taxes.......    68,000    84,000    66,000
     State and local income taxes, net of Federal
      income tax expense.........................    73,000    68,000    91,000
     Other.......................................     3,000     4,000     6,000
                                                   -------- --------- ---------
                                                   $997,000 1,193,000 1,556,000
                                                   ======== ========= =========

                               SCANSOURCE, INC.

(7) INCOME TAXES--(CONTINUED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability are presented below:

                                                               JUNE 30,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
   Deferred tax assets:
     Valuation and other reserves.......................  $ 766,000  1,286,000
     Inventory, principally due to differences in
      capitalization....................................    235,000    279,000
     Intangibles, principally due to differences in
      amortization......................................     22,000     25,000
                                                          ---------  ---------
                                                          1,023,000  1,590,000
   Deferred tax liability:
     Plant and equipment, principally due to differences
      in depreciation...................................    (48,000)   (72,000)
                                                          ---------  ---------
       Net deferred tax asset...........................  $ 975,000  1,518,000
                                                          =========  =========

  For the years ended June 30, 1996 and 1997 no valuation allowance was provided. Management believes that a valuation allowance is not considered necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the temporary differences are deductible.

(8) OPERATING LEASES

  The Company leases office space and a telephone system under noncancellable operating leases which expire through February 2002. Future minimum rentals are as follows: $329,000, $376,000, $343,000, $198,000 and $46,000 for the
years ended June 30, 1998 through June 30, 2002, respectively. Lease expense was approximately $73,000, $74,000 and $233,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

(9) EMPLOYEE BENEFIT PLAN

  Effective October 22, 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting certain eligibility requirements. For the years ended June 30, 1996 and 1997 the Company provided a matching contribution of $18,000 and $25,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 per participant. The Company can change its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested over a period of 3 to 5 years.

                         [INSIDE BACK COVER GRAPHICS]

ScanSource logo in upper right corner

Left margin box with supporting text: "Comprehensive Marketing Capabilities:
Trade Publications, Direct Mail, Product Catalog, Newsletters, Lead Management, Trade Shows, Sales Promotions"

PICTURE(S)          CAPTION                   DESCRIPTION OF PICTURE
----------          -------                   ----------------------
  1 & 2     Advertising in           An example gatefold ad with ScanSource
             cooperation with         logo and seven featured vendors
             venders
    3       National industry trade  ScanSource booth at a convention center
             shows                    trade show
    4       Product catalogs         Cover of ScanSource's most recent
             (3 times per year)       catalog
    5       Sales promotion          Symbol Technologies "super bowl ticket
                                      stub"
  6 & 7     Advertising in trade     Covers of two industry periodicals
             magazines
    8       ScanSource organizes     A Solutions USA logo
             and operates its own
             quarterly trade shows

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OF-FERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRE-SENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, OR ANY UNDER-WRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JU-RISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME AFTER THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  11
Dividend Policy..........................................................  12
Capitalization...........................................................  12
Selected Financial Data..................................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  19
Management...............................................................  27
Certain Transactions.....................................................  32
Principal and Selling Shareholders.......................................  33
Description of Capital Stock.............................................  35
Shares Eligible for Future Sale..........................................  38
Underwriting.............................................................  39
Legal Matters............................................................  40
Experts..................................................................  40
Additional Information...................................................  41
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,400,000 SHARES

                           [LOGO OF SCANSCOURCE(R)]

                                  COMMON STOCK

                               ----------------
                                   PROSPECTUS

                               ----------------

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                            WILLIAM BLAIR & COMPANY

                                         , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

      SEC Registration Fee...................................... $ 19,969(1)
      NASD Filing Fee...........................................    7,590(1)
      Nasdaq NMS Listing Fee....................................   17,500(1)
      Printing and Engraving Expenses...........................  135,000(1)(2)
      Legal Fees and Expenses...................................  176,000(1)(2)
      Accounting Fees and Expenses..............................   60,000(1)(2)
      Blue Sky Fees and Expenses................................      500(1)(2)
      Transfer Agent and Registrar Fees and Expenses............    1,500(1)(2)
      Miscellaneous Expenses....................................  131,941(1)(2)
                                                                 --------
      Total..................................................... $550,000(1)(2)
                                                                 ========

--------
(1) Includes deferred offering costs aggregating approximately $390,000.
(2) Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Except as hereinafter set forth, there is no statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against liability which such person may incur in such person's capacity as such.

  Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988, as amended (the "South Carolina Act"), provides the Registrant with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of the Registrant's directors under certain circumstances. The Registrant's Bylaws also provide the Registrant with the power and authority to the fullest extent legally permissible under the South Carolina Act to indemnify its directors and officers, persons serving at the request of the Registrant or for its benefit as directors or officers of another corporation and persons serving as the Registrant's employees, representatives or agents in certain circumstances. Pursuant to such authority and Bylaws provisions, the Registrant may advance expenses or purchase insurance against certain liabilities that may be incurred by it and its officers and directors. Reference is also made to the discussion in the Prospectus under the caption "Description of Capital Stock--Certain Provisions of Articles and Bylaws."

  The Registrant's Amended and Restated Articles of Incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or other duties as a director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In May 1997, the Registrant granted non-qualified stock options for 25,000 shares of its common stock to nine individuals in return for their provision of consulting and other services related to the Registrant's formation of its Catalyst Telecom division. Such options were granted, and the shares subject thereto will be issued upon exercise, if any, pursuant to the exemption from registration contained in Section 4(2) of the Securities Act.

ITEM 16(A). EXHIBITS.

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
  1*      --Form of Underwriting Agreement.
  3.1     --Amended and Restated Articles of Incorporation of the Registrant.
           (Incorporated by Reference to Exhibit 3.1 to Registrant's Form SB-2
           filed with the Commission on February 7, 1994, Registration No. 33-
           75026-A).
  3.2     --Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2
           to Registrant's Form SB-2 filed with the Commission on February 7,
           1994, Registration No. 33-75026-A).
  4.1     --Form of Common Stock Certificate (Incorporated by Reference to
           Exhibit 4.1 to Registrant's Form SB-2 filed with the Commission on
           February 7, 1994, Registration No. 33-75026-A).
  5*      --Opinion of Nexsen Pruet Jacobs & Pollard, LLP.
 10.9     --Stock Option Agreement dated July 1, 1993 covering stock options issued to Michael L. Baur. (Incorporated by Reference to Exhibit
           10.9 to the Registrant's Form SB-2 filed with the Commission on
           February 7, 1994, Registration No. 33-75026-A).
 10.10    --1993 Incentive Stock Option Plan (As Amended) of the Registrant and
           Form of Stock Option Agreement (Incorporated by reference to Exhibit
           10.10 to Registrant's Form S-1 filed with the Commission on January
           23, 1997, Registration No. 333-20231).
 10.11    --1994 Stock Option Plan for Outside Directors of the Registrant and
           Form of Stock Option Agreement. (Incorporated by Reference to
           Exhibit 10.11 to the Registrant's Form SB-2 filed with the
           Commission on February 7, 1994, Registration No. 33-75026-A).
 10.13    --Stock Option Agreement dated December 30, 1993 covering stock options issued to Irwin Lieber. (Incorporated by Reference to
           Exhibit 10.13 to the Registrant's Form SB-2 filed with the
           Commission on February 7, 1994, Registration No. 33-75026-A).
 10.18    --Agreement to Terminate Distribution Services dated June 24, 1994 between the Registrant and Gates/FA Distributing, Inc. (Incorporated
           by Reference to Exhibit 99.1 to Registrant's Form 8-K filed with the
           Commission on June 6, 1994).
 10.19    --Stock Option Agreement dated September 1, 1995 between Globelle,
           Inc., the Registrant, and Dennis Gates. (Incorporate by reference to
           Exhibit 10.19 to the Registrant's Form 10-KSB for the fiscal year ended June 30, 1996).
 10.20    --Letter agreement dated September 1, 1995 between the Registrant and
           Transition Marketing, Inc. (Incorporated by reference to Exhibit
           10.20 to the Registrant's Form 10-KSB for the fiscal year ended June
           30, 1996).
 10.21    --Software License Agreement dated April 18, 1995 between the
           Registrant and Technology Marketing Group, Inc. d/b/a Globelle,
           including letter agreement dated November 22, 1995 between the parties with respect to stock options. (Incorporated by reference to
           Exhibit 10.21 to the Registrant's registration statement on Form S-3 filed with the Commission on December 29, 1995, Registration No. 33-
           81043).
 10.22*** --Schedule of Material Details of Unit Purchase Option Agreements
           dated March 18, 1994, between the Registrant and each of David M.
           Nussbaum, Robert Gladstone, Roger Gladstone, and Richard Buonocore
           together with a letter agreement dated September 9, 1997 (Form of
           Unit Purchase Option Agreement incorporated by reference to Exhibit
           4.3 to the Registrant's Form SB-2 filed with the Commission on March
           2, 1994, Registration No. 33-75026-A).
 10.23    --Stock Warrant dated November 29, 1995 from the Registrant to Eli
           Oxenhorn. (Incorporated by reference to Exhibit 10.23 to the
           Registrant's Form S-1 filed with the Commission on January 23, 1997,
           Registration No. 333-20231).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.24   --Stock Warrant dated November 29, 1995 from the Registrant to Barry
          Rubenstein. (Incorporated by reference to Exhibit 10.24 to
          Registrant's Form S-1 filed with the Commission on January 23, 1997,
          Registration No. 333-20231).
 10.25** --Agreement for Wholesale Financing (Security Agreement) dated April
          8, 1996 between the Registrant and IBM Credit Corporation, including letter agreement dated April 17, 1996 between the parties.
          (Incorporated by reference to Exhibit 10.25 to the Registrant's Form
          S-1 filed with the Commission on January 23, 1997, Registration No.
          333-20231).
 10.26   --Intercreditor Agreement dated April 8, 1996 among the Registrant,
          IBM Credit Corporation, and Branch Banking and Trust Company.
          (Incorporated by reference to Exhibit 10.26 to the Registrant's Form
          S-1 filed with the Commission on January 23, 1997, Registration No.
          333-20231).
 10.27   --Loan and Security Agreement dated November 25, 1996 between the
          Registrant and Branch Banking and Trust Company. (Incorporated by
          reference to Exhibit 10.27 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.28   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Steven H. Owings. (Incorporated by reference to
          Exhibit 10.28 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.29   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Michael L. Baur. (Incorporated by reference to Exhibit
          10.29 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.30   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Jeffery A. Bryson. (Incorporated by reference to
          Exhibit 10.30 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.31   --Stock Option Agreement dated July 18, 1996 covering stock options granted to Steven R. Fisher. (Incorporated by reference to Exhibit
          10.31 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.32   --Stock Option Agreement dated July 18, 1996 covering stock options granted to James G. Foody. (Incorporated by reference to Exhibit
          10.32 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.33   --Stock Option Agreement dated December 3, 1996 covering stock options granted to Steven H. Owings. (Incorporated by reference to Exhibit
          10.33 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.34   --Stock Option Agreement dated December 3, 1996 covering stock options granted to Michael L. Baur. (Incorporated by reference to Exhibit
          10.34 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.35** --Distribution Agreement dated October 1, 1994 between the Registrant and Symbol Technologies, Inc. (Incorporated by reference to Exhibit
          10.35 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.36** --Distribution Agreement dated January 1, 1996 between the Registrant and IBM Corporation. (Incorporated by reference to Exhibit 10.36 to the Registrant's Form S-1 filed with the Commission on January 23,
          1997, Registration No. 333-20231).
 10.37   --Stock Option Agreement dated January 17, 1997 covering options granted to Steven H. Owings. (Incorporated by reference to Exhibit
          10.37 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.38   --Stock Option Agreement dated January 17, 1997 covering options granted to Michael L. Baur. (Incorporated by reference to Exhibit
          10.38 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 10.39   --Stock Option Agreement dated January 17, 1997 covering options granted to Jeffrey A. Bryson. (Incorporated by reference to Exhibit
          10.39 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 11*     --Statement re: Computation of Per Share Earnings--Primary.
 11.1*   --Statement re: Computation of Per Share Earnings--Fully Diluted.
 23.1*   --Consent of KPMG Peat Marwick LLP.
 23.2*   --Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5).
 27*     --Financial Data Schedule.

--------

*   Previously filed.
** Confidential treatment has been granted pursuant to 17 CFR (S)(S) 200.80(b)(4) and Rule 406 regarding certain portions of the indicated Exhibit. The copy on file as an Exhibit omits the information subject to the confidential treatment order. Such omitted information has been filed separately with the Commission.

*** Filed herewith.

ITEM 16(B).

FINANCIAL STATEMENTS SCHEDULES.

  Not Applicable.

ITEM 17.

UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, ON SEPTEMBER 12, 1997.

                                          SCANSOURCE, INC.

                                          By:  /s/   Steven H. Owings
                                             ----------------------------------
                                                     Steven H. Owings
                                                   Chairman of the Board
                                                and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
     /s/   Steven H. Owings          Chairman of the Board, Chief  September 12, 1997
------------------------------------  Executive Officer, and
          Steven H. Owings            Director (principal
                                      executive officer)

    /s/   Jeffery A. Bryson          Chief Financial Officer and   September 12, 1997
------------------------------------  Treasurer (principal
          Jeffery A. Bryson           financial and accounting
                                      officer)

                 *                   President and Director        September 12, 1997
------------------------------------
           Michael L. Baur

                 *                   Director                      September 12, 1997
------------------------------------
          Steven R. Fischer

                 *                   Director                      September 12, 1997
------------------------------------
           James G. Foody


*By  /s/ Steven H. Owings
  ----------------------------
       Steven H. Owings
   (as attorney-in-fact for
each of the persons indicated)

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
  1*      --Form of Underwriting Agreement.
  3.1     --Amended and Restated Articles of Incorporation of the Registrant.
           (Incorporated by Reference to Exhibit 3.1 to Registrant's Form SB-2
           filed with the Commission on February 7, 1994, Registration No. 33-
           75026-A).
  3.2     --Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2
           to Registrant's Form SB-2 filed with the Commission on February 7,
           1994, Registration No. 33-75026-A).
  4.1     --Form of Common Stock Certificate (Incorporated by Reference to
           Exhibit 4.1 to Registrant's Form SB-2 filed with the Commission on
           February 7, 1994, Registration No. 33-75026-A).
  5*      --Opinion of Nexsen Pruet Jacobs & Pollard, LLP.
 10.9     --Stock Option Agreement dated July 1, 1993 covering stock options issued to Michael L. Baur. (Incorporated by Reference to Exhibit
           10.9 to the Registrant's Form SB-2 filed with the Commission on
           February 7, 1994, Registration No. 33-75026-A).
 10.10    --1993 Incentive Stock Option Plan (As Amended) of the Registrant and
           Form of Stock Option Agreement (Incorporated by reference to Exhibit
           10.10 to Registrant's Form S-1 filed with the Commission on January
           23, 1997, Registration No. 333-20231).
 10.11    --1994 Stock Option Plan for Outside Directors of the Registrant and
           Form of Stock Option Agreement. (Incorporated by Reference to
           Exhibit 10.11 to the Registrant's Form SB-2 filed with the
           Commission on February 7, 1994, Registration No. 33-75026-A).
 10.13    --Stock Option Agreement dated December 30, 1993 covering stock options issued to Irwin Lieber. (Incorporated by Reference to
           Exhibit 10.13 to the Registrant's Form SB-2 filed with the
           Commission on February 7, 1994, Registration No. 33-75026-A).
 10.18    --Agreement to Terminate Distribution Services dated June 24, 1994 between the Registrant and Gates/FA Distributing, Inc. (Incorporated
           by Reference to Exhibit 99.1 to Registrant's Form 8-K filed with the
           Commission on June 6, 1994).
 10.19    --Stock Option Agreement dated September 1, 1995 between Globelle,
           Inc., the Registrant, and Dennis Gates. (Incorporate by reference to
           Exhibit 10.19 to the Registrant's Form 10-KSB for the fiscal year ended June 30, 1996).
 10.20    --Letter agreement dated September 1, 1995 between the Registrant and
           Transition Marketing, Inc. (Incorporated by reference to Exhibit
           10.20 to the Registrant's Form 10-KSB for the fiscal year ended June
           30, 1996).
 10.21    --Software License Agreement dated April 18, 1995 between the
           Registrant and Technology Marketing Group, Inc. d/b/a Globelle,
           including letter agreement dated November 22, 1995 between the parties with respect to stock options. (Incorporated by reference to
           Exhibit 10.21 to the Registrant's registration statement on Form S-3 filed with the Commission on December 29, 1995, Registration No. 33-
           81043).
 10.22*** --Schedule of Material Details of Unit Purchase Option Agreements
           dated March 18, 1994, between the Registrant and each of David M.
           Nussbaum, Robert Gladstone, Roger Gladstone, and Richard Buonocore
           together with a letter agreement dated September 9, 1997 (Form of
           Unit Purchase Option Agreement incorporated by reference to Exhibit
           4.3 to the Registrant's Form SB-2 filed with the Commission on March
           2, 1994, Registration No. 33-75026-A).
 10.23    --Stock Warrant dated November 29, 1995 from the Registrant to Eli
           Oxenhorn. (Incorporated by reference to Exhibit 10.23 to the
           Registrant's Form S-1 filed with the Commission on January 23, 1997,
           Registration No. 333-20231).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.24   --Stock Warrant dated November 29, 1995 from the Registrant to Barry
          Rubenstein. (Incorporated by reference to Exhibit 10.24 to
          Registrant's Form S-1 filed with the Commission on January 23, 1997,
          Registration No. 333-20231).
 10.25** --Agreement for Wholesale Financing (Security Agreement) dated April
          8, 1996 between the Registrant and IBM Credit Corporation, including letter agreement dated April 17, 1996 between the parties.
          (Incorporated by reference to Exhibit 10.25 to the Registrant's Form
          S-1 filed with the Commission on January 23, 1997, Registration No.
          333-20231).
 10.26   --Intercreditor Agreement dated April 8, 1996 among the Registrant,
          IBM Credit Corporation, and Branch Banking and Trust Company.
          (Incorporated by reference to Exhibit 10.26 to the Registrant's Form
          S-1 filed with the Commission on January 23, 1997, Registration No.
          333-20231).
 10.27   --Loan and Security Agreement dated November 25, 1996 between the
          Registrant and Branch Banking and Trust Company. (Incorporated by
          reference to Exhibit 10.27 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.28   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Steven H. Owings. (Incorporated by reference to
          Exhibit 10.28 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.29   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Michael L. Baur. (Incorporated by reference to Exhibit
          10.29 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.30   --Employment Agreement dated as of January 1, 1997 between the
          Registrant and Jeffery A. Bryson. (Incorporated by reference to
          Exhibit 10.30 to the Registrant's Form S-1 filed with the Commission on January 23, 1997, Registration No. 333-20231).
 10.31   --Stock Option Agreement dated July 18, 1996 covering stock options granted to Steven R. Fisher. (Incorporated by reference to Exhibit
          10.31 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.32   --Stock Option Agreement dated July 18, 1996 covering stock options granted to James G. Foody. (Incorporated by reference to Exhibit
          10.32 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.33   --Stock Option Agreement dated December 3, 1996 covering stock options granted to Steven H. Owings. (Incorporated by reference to Exhibit
          10.33 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.34   --Stock Option Agreement dated December 3, 1996 covering stock options granted to Michael L. Baur. (Incorporated by reference to Exhibit
          10.34 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.35** --Distribution Agreement dated October 1, 1994 between the Registrant and Symbol Technologies, Inc. (Incorporated by reference to Exhibit
          10.35 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.36** --Distribution Agreement dated January 1, 1996 between the Registrant and IBM Corporation. (Incorporated by reference to Exhibit 10.36 to the Registrant's Form S-1 filed with the Commission on January 23,
          1997, Registration No. 333-20231).
 10.37   --Stock Option Agreement dated January 17, 1997 covering options granted to Steven H. Owings. (Incorporated by reference to Exhibit
          10.37 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 10.38   --Stock Option Agreement dated January 17, 1997 covering options granted to Michael L. Baur. (Incorporated by reference to Exhibit
          10.38 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 10.39   --Stock Option Agreement dated January 17, 1997 covering options granted to Jeffrey A. Bryson. (Incorporated by reference to Exhibit
          10.39 to the Registrant's Form S-1 filed with the Commission on
          January 23, 1997, Registration No. 333-20231).
 11*     --Statement re: Computation of Per Share Earnings--Primary.
 11.1*   --Statement re: Computation of Per Share--Fully Diluted.
 23.1*   --Consent of KPMG Peat Marwick LLP.
 23.2*   --Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5).
 27*     --Financial Data Schedule.

--------

*   Previously filed .
** Confidential treatment has been granted pursuant to 17 CFR (S)(S) 200.80(b)(4) and Rule 406 regarding certain portions of the indicated Exhibit. The copy on file as an Exhibit omits the information subject to the confidential treatment order. Such omitted information has been filed separately with the Commission.

*** Filed herewith.